0-11378

P.E. 4-08-02

02031292

APPENDIX

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April, 2002 (1) File No.: 0-11378

TransGlobe Energy Corporation
(Translation of Registrant's Name into English)

#1450, 505 – 3 Street S.W., Calgary, AB T2P 3E6
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [X] Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - ____________.

TransGlobe Energy Corporation



2001 Annual Report

Annual General Meeting

TransGlobe Energy Corporation will hold its Annual and Extraordinary General Meeting on Thursday, May 30, 2002 at 2:30 p.m. The meeting will be held in the Viking Room at the Calgary Petroleum Club located at 319 - 5th Avenue S.W., Calgary, Alberta, Canada.

Contents



This annual report may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this annual report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Abbreviations

Cdn	Canadian
U.S.	United States
WTI	West Texas Intermediate
Bbl	barrel
Bopd	barrels of oil per day
MBbls	thousand barrels
MMBbls	million barrels
Mcf	thousand cubic feet
Mcfpd	thousand cubic feet per day
MMcf	million cubic feet
MMcfpd	million cubic feet per day
Tcf	trillion cubic feet
Boe	*barrel of oil equivalent
Boepd	*barrel of oil equivalent per day
MBoe	*thousand barrels of oil equivalent
NGL	natural gas liquids
the Company	TransGlobe Energy Corporation and/or its wholly-owned subsidiaries
TransGlobe	TransGlobe Energy Corporation and/or its wholly-owned subsidiaries
yr	year
PSA	Production Sharing Agreement
MOM	Ministry of Oil and Minerals, Republic of Yemen
YOC	Yemen Oil Company

* conversion of natural gas to oil on the basis of 10,000 cubic feet of natural gas being equivalent to one barrel of oil

TransGlobe Energy
CORPORATION

Highlights

- 33% increase in proven reserves, replacing 175% of production
- 332% increase in annual average daily production to 1,295 Boe per day
- 528% increase in annual cash flow to $5,840,455
- 894% increase in annual earnings to $3,062,237

Throughout the text of TransGlobe's annual report and consolidated financial statements, all dollar values are expressed in United States dollars unless otherwise stated.

Annual Cash Flow
($000)



5,840
930
(193)
110
191
1997
1998
1999*
2000
2001

Average Annual Production
Barrels of oil equivalent per day



Yemen
Canada
United States
1,295
300
171
227
175
1997
1998
1999*
2000
2001

Proven Reserves
Thousand Boe's
(10:1 conversion for Natural Gas)



Yemen
Canada
United States
1,449
1,093
723
526
494
1997
1998
1999*
2000
2001

* Results for 1999 are for the 15 month period ended Dec. 31, 1999

I am pleased to report the results of the year's activities. The outcome of the continued focus on high impact growth oriented projects is now being translated into the bottom line - significantly improved earnings. TransGlobe's rich portfolio of drilling opportunities is the key to our current and continued success.

The Company recorded significant gains in reserves, production, cash flow and earnings in 2001. The ability to continue to grow reserves and to replace production at a low cost per barrel is the ultimate measure of an oil company's success. During 2001 the Company replaced 175% of production and increased proven reserves by 33%. Finding and development costs were $5.78 per proven Boe.





Ross G. Clarkson
President, CEO and Director

This achievement is the outcome of maintaining our focus on growth through investing in and drilling high impact projects. For example, to fund development of the Tasour field in 2000 TransGlobe raised capital from equity issues and from the sale of fully valued mature assets. This has proven to be an excellent investment for the Company. The production from the Tasour field has exceeded projections and has paid out infrastructure investment in less than six months. Tasour's first full production year has provided data that increased the estimated recoverable reserves. This has created a new level of financial capability for the Company. The Company's ability to self finance future exploration programs is a major achievement. Growth can be funded through cash flow or through bank financing instead of placing additional shares in the marketplace. The current level of working capital, bank debt and cash flow is anticipated to be adequate to fully fund the 2002 capital budget including all currently planned Yemen activities and a Canadian exploration program. A zero debt level was maintained during 2001. In April 2002 TransGlobe negotiated a new revolving credit facility of Cdn$2,500,000 with a major Canadian bank. This credit facility provides the flexibility to manage our working capital position.

TransGlobe has a large portfolio of highly prospective lands which should ensure continued growth for many years. The portfolio of opportunities range from development/low exploration risk prospects in Canada which have a short investment cycle time, to medium exploration risk/medium cycle time prospects on Block 32 and Block S-1, and higher risk/longer cycle time prospects on Block S-1.

TransGlobe has always viewed domestic production as the stable "platform" of its investment portfolio. This platform funds both domestic and international overhead expenses, allowing the Company to pursue potentially higher reward projects in Yemen. In 2001, Tasour actually outperformed Canada in cycle time. After drilling Tasour #6 it was connected and flowing into the pipeline in less than one day. This was a significant milestone for the Company as it demonstrates the platform of shorter cycle-time projects has expanded to include the Tasour development. Each increase in the size of the platform increases our ability to fund exploration of Block S-1 and to possibly pursue new opportunities.

The focus of drilling in Yemen in 2002 will be a mixture of opportunities from shorter cycle time exploration and development wells on Block 32, to longer term appraisal and exploration work on Block S-1. Each Block contains opportunities for large increases in the Company's reserves. In addition to new discoveries we are working towards adding Block S-1 Harmel and An Naeem discoveries to our reserve values. Both discoveries would be classed as major new fields if they were located in North America. Harmel, a large shallow oil pool, may have the greatest potential in the near term. A pre-development pilot project is planned for the Harmel pool. Although the production rates are low, Harmel's structure size and shallow drilling depth improve the economics of development. A successful Harmel pilot project could add significant reserves and asset value to TransGlobe. The gas condensate discovery at An Naeem #1 and #2 is currently the focus of a feasibility study to determine if the gas can be shipped economically to India or utilized in Yemen. Although this is a much longer term project than Harmel, it also has the potential to significantly add to the Company's reserves.



Robert A. Halpin
Chairman of the Board
and Director



In addition to the appraisal work on Harmel and the An Naeem gas study, TransGlobe will participate in three new exploration wells on Block S-1. Success on any one of these wells could dramatically affect the future of the Company. The past year's work focused primarily on seismic acquisition on both our Yemen projects. This new seismic data has defined the 2002 drilling program which promises to be very exciting. TransGlobe's management continues to view Block S-1 as highly prospective for large oil accumulations and will focus a significant amount of exploration effort on the area. It will take several years to evaluate the potential of Block S-1 due to the size of the block and the numerous potential reservoir zones. TransGlobe's land and prospect portfolio, located in an oily, under-drilled basin, is unrivalled by other small cap companies.

The Company's growth strategy for 2002 will continue to favor exploration and development on the Yemen properties. We will continue to build on the stable platform built over the past five years. International projects typically take longer to complete than domestic projects. However, when successful, the rewards are frequently much larger. TransGlobe's success demonstrates a sound business plan supported by a confident and patient shareholder base. Thank you for your continued support.



Ross G. Clarkson
President, CEO and Director

April 10, 2002


TRANSGLOBE
BLOCK 32 - DEVELOPMENT AREA
570 SQUARE KILOMETERS
AREA OF
2001 2-D
SEISMIC
ACQUISITION
TASOUR
KILOMETERS

INTERNATIONAL ACTIVITY

BLOCK 32, REPUBLIC OF YEMEN

- One hundred and twenty kilometers of 2-D seismic data acquired
- Two development wells drilled and one exploration well drilling over year end
- Tasour facilities operating at peak efficiency
- Block 32 average daily production 1,131 Bopd to TransGlobe
- Facilities expansion underway

Background

TransGlobe entered into its first international project in January 1997 through a farmout agreement and joint venture on Block 32. The Company has since participated in acquisition of seismic data, drilling of eleven wells and construction of production facilities resulting in commencement of Tasour field production on November 3, 2000. The joint venture currently consists of TG Holdings Yemen Inc. (a wholly-owned subsidiary of TransGlobe Energy Corporation) with a 13.81087% working interest and partners Ansan Wikfs Hadramaut Ltd. and DNO ASA holding the balance ("the Block 32 Joint Venture Group"). DNO ASA (an independent Norwegian oil company) is the operator of the Block. The Yemen Oil Company ("YOC" - a Yemen government oil company) has a 5% interest in the Block 32 Joint Venture Group's production sharing oil.

The Block 32 development area covers 570 square kilometers (approximately 220 square miles). The development area encompasses all of the Tasour structure and eleven additional prospects. The approved development/production period extends until the year 2020, with an optional five year extension to 2025.

2001 Activities and Results

The Block 32 Joint Venture Group shot a 120 kilometer 2-D seismic program in the third quarter of 2001 and drilled three wells, of which one was drilling over year end 2001. The first well, Tasour #5, drilled in the first quarter, was completed for production and brought on stream in February 2001 at an initial rate of 7,060 Bopd. The second well, Tasour #6, was drilled on the east portion of the Tasour structure. It was equipped and placed on production at an initial rate of 7,200 Bopd in December 2001. The third well, Asswairy #1, commenced drilling in late December 2001 and reached total depth in early 2002. Although several horizons with oil shows were tested, no hydrocarbons were recovered, therefore the well was plugged and abandoned.


SAUDI ARABIA
REPUBLIC OF YEMEN
TRANSGLOBE
BLOCK 32
DEVELOPMENT AREA
TRANSGLOBE
BLOCK S-1
NEXEN
1.0 Billion Bbls
HUNT OIL
900 MMBbls 7 TCF
INDIAN OCEAN
0 100 200 300
KILOMETERS

The Tasour central production facility ("CPF") was initially designed to process 15,000 Bopd with expansion capability to match the sales pipeline capacity of 25,000 Bopd. The produced oil and water is separated at the Tasour CPF and the sales oil is pumped to the Nexen Inc. CPF where it enters the Nexen Inc. export pipeline. The oil is pumped to the tanker loading facilities at Riyan on the Indian Ocean for export and sale. A facility expansion was carried out during the first quarter of 2002 to expand the total fluid handling capacity and to extend the economic life of the field. Produced water separated at the Tasour CPF is currently pumped into surface evaporation pits. In 2002 the Tasour #4 well will be converted into a water disposal well to increase the water handling capacity of the facility.

Initial field production commenced on November 3, 2000 and peaked at 12,500 Bopd in February from Tasour #1, #3 and #5. A total of 2,988,200 barrels of oil were produced during 2001, of which TransGlobe's 13.81087% share was 412,700 barrels of oil. This represents an average production of 1,131 Bopd to TransGlobe for 2001.

To date, the Tasour field has out-performed the reservoir simulations for the field. The addition of Tasour #5 and #6 has provided additional withdrawal points within the field. Reservoir modeling is currently underway to determine if one additional well may be required to optimize recovery. It is expected that production from the Tasour field will average 7,200 Bopd (994 Bopd to TransGlobe) for the year 2002, which is consistent with the predicted natural declines for the field.

The Tasour production history has confirmed the reservoir performance and aquifer support in the Tasour pool, therefore a more realistic recovery factor of 45% (20% assumed in 2000) is currently utilized in the 2001 proven reserve report. For proven plus probable reserves an ultimate recovery of 50% of original oil in place was assigned. The Tasour field yields a reserve life index of 2.3 years on remaining proven reserves using management's 2002 gross production estimate of 7,200 Bopd for the field. The Tasour wells produce from the Qishn sandstone which is the same producing reservoir found on the adjacent Masila block. Qishn reservoirs typically experience early water production with the produced oil. The ability to produce large volumes of oil and water from the Qishn reservoir, coupled with cost effective water disposal or injection, has historically yielded recovery factors greater than 50% of original oil in place. The high recovery rate results from the excellent porosity, permeability and strong aquifer support typically found in the Qishn sandstone reservoir in the Masila basin.

2002 Outlook

The 2002 Block 32 joint venture budget and work program includes the drilling of at least one additional well. Two of the eleven seismically defined exploration prospects are ready to be drilled. In addition, depending on the results of the reservoir modeling, one new development well may be drilled in the Tasour field. By utilizing the pipeline and Tasour facilities any new discoveries found within the development area could be placed on production expeditiously, thereby rapidly converting new oil discoveries into cash flow.

BLOCK S-1, REPUBLIC OF YEMEN

- 230 square kilometer 3-D seismic survey completed
- Second 2 1/2 year exploration period entered into on March 28, 2002
- Harmel oil pilot project planned
- Gas development feasibility study underway
- Exploration drilling planned for June - October 2002



HUNT
EXPORT PIPELINE
TO RED SEA
AN NAEEM 1, 2
1999 3-D SEISMIC SURVEY
HALIWAH FIELD
AL NASR FIELD
HARMEL
FORDUS
DHAHAB FIELD
PLANNED LNG PIPELINE
PROPOSED CNG EXPORT PIPELINE
AN NAGYAH
2001 3-D SEISMIC SURVEY
1992 SHELL 3-D SEISMIC SURVEY
IYAD-RUDHUM OIL PIPELINE
Relinquished Area
TRANSGLOBE
BLOCK S-1

Background

TransGlobe entered into its second international exploration venture in 1997 by signing a Production Sharing Agreement ("PSA") for the Damis S-1 Block ("Block S-1") with the Ministry of Oil and Minerals ("MOM"). The PSA was ratified by the Yemen Parliament on June 14, 1998 and was signed by the President of the Republic of Yemen on June 28, 1998. TG Holdings Yemen Inc. (a wholly-owned subsidiary of TransGlobe Energy Corporation) entered into a joint venture arrangement for Block S-1 with a subsidiary of Vintage Petroleum Inc., a U.S. independent exploration and production company based in Tulsa, Oklahoma ("Block S-1 Joint Venture Group"). During 2000 Vintage earned a 75% working interest in Block S-1 by funding 100% of the work commitments for the first exploration period of the Block S-1 PSA and by spending a minimum of $20 million. TransGlobe has retained a 25% working interest in Block S-1. The YOC has a 17.5% interest in the Block S-1 Joint Venture Group's share of production sharing oil.

Block S-1 is strategically located near existing pipelines and adjacent to the Yemen Hunt Oil Co.'s Marib al Jawf production area. The close proximity to the pipelines and infrastructure installed by Yemen Hunt Oil Co. will significantly reduce the cost of developing an oil discovery on Block S-1 and shorten the time period required to commence oil production. The Marib al Jawf basin is a prolific producing region with current production of 140,000 Bopd and reserves of over 900 million barrels of oil and 7 trillion cubic feet of gas. Block S-1 was explored previously by Shell Oil between 1990 and 1993 and by a Soviet oil prospecting expedition between 1983 and 1990. The first exploration period ended on March 28, 2002 and the Block S-1 Joint Venture Group elected to proceed with a second exploration period of 2 1/2 years. The An Naeem #2 well drilled in 2000 has pre-qualified as a second exploration period commitment well. The 2001 3-D seismic survey has also qualified as a second exploration period commitment. Two additional wells are required to satisfy the balance of the second exploration period commitments. Block S-1 originally encompassed an area of 4,484 square kilometers (approximately 1.12 million acres). Upon entering the second exploration period a mandatory 25% relinquishment reduced the area to 3,363 square kilometers (approximately 861,000 acres). The relinquished lands were not considered prospective.

2001 Activities and Results

In 2001 the Block S-1 Joint Venture Group acquired an additional 230 square kilometers (90 square miles) of 3-D seismic. The 3-D seismic program carried out during 2001 evaluated a trend of the Alif and Lam prospects identified on existing 2-D seismic. The trend extends from the adjacent Jannah Hunt, Dhahab and Al Nasr oil fields southeast to the Shell discovery at An Nagyah. The Dhahab and Al Nasr fields are currently producing in excess of 40,000 Bopd. Approximately 400 square kilometers of additional 3-D seismic data on the adjacent blocks (including the Dhahab and Al Nasr fields) were acquired through a data trade with Jannah Hunt and Occidental. Interpretation of this new 3-D seismic data is ongoing and is expected to be completed by April 2002.

2002 Outlook

Exploration Drilling

Three new exploration wells and an appraisal well (on the Harmel discovery) are planned for 2002. The exploration well locations will be determined after the interpretation of the 2001 3-D seismic is completed. There are a variety of structural closures and potential reservoirs to consider. The schematic cross section (below) illustrates the typical play types in Block S-1.

Block S-1 Schematic Cross Section


APPROXIMATE
DEPTH
0meters
SAAR/QISHN
SALT
AZAL
ALIF SANDS
1000meters
SALT
SABA LIMESTONE
LAM
2000meters
GRANITIC
BASEMENT
S - Source Rocks
R - Reservoir Targets

There are two dominant structural styles present. An underlying rift basin tilted fault block style of structuring is overlain by a thick salt sequence that gives rise to a listric fault and salt dome structural style. The primary reservoirs are located in the Saar/Azal carbonates (Harmel), the Alif sandstones (An Naeem) and the Lam sandstones (An Nagyah). There are several additional secondary reservoir targets. The presence of multiple reservoirs, rich source rock, excellent seals and numerous structural closures strengthens our optimism regarding the possibility of finding large oil accumulations on Block S-1.

Harmel Oil Development - Pilot Project

The Harmel #1 well tested medium gravity sweet crude oil from three shallow horizons previously untested in the region. Three separate shallow zones were swab tested at a combined rate of 500 barrels per day of clean oil after acid stimulation. The well was then pump tested using a variable speed pump at combined production rates ranging between 180 and 470 Bopd. The oil zones encountered at depths of 465 to 673 meters (1,526 to 2,208 feet) were mapped on good quality 3-D seismic data and display a structural closure of up to 25 square kilometers (10 square miles). Appraisal drilling and additional well testing will be required to estimate recoverable reserves and to determine whether to proceed with full development. Should development proceed, forty to eighty additional shallow wells could be required to exploit the structure. The Harmel #1 discovery is located approximately 10 kilometers (6 miles) from the nearest pipeline tie in point. The combination of shallow drilling depths and nearby pipeline facilities will significantly enhance development economics.

TransGlobe plans to participate in one appraisal well at Harmel #2 during 2002 and to conduct an extended production test on Harmel #1 and #2. The proposed Harmel #2 well will be designed to test and evaluate the shallow oil zones encountered in Harmel #1. A pilot project is planned to complete and equip both Harmel #1 and #2 for longer-term production to determine the feasibility of a full-scale commercial development. The possibility exists to utilize the An Naeem gas for lifting oil production in the Harmel discovery and for power generation in a field development. Any condensates produced from An Naeem could be mixed with oil production and sold.

TransGlobe has mapped an additional six structural closures at the Azal reservoir level on Block S-1. These prospects have a total of 324 square kilometers of indicated structural closure as compared to Harmel's 25 square kilometers of closure. The outcome of the Harmel pilot project will help to determine the potential for expanding the shallow oil play across Block S-1 to these other structures.

Shallow Oil - Azal Prospects



An Naeem 1,2
Al Mashaf-1
Al Mashaf-2
88 km²
SALT
Dabbah-1
Harmel East
15 km²
Harmel-1
Harmel-2 loc
Fordus-1
Harmel
25 km²
58 km²
Shafrah-1
SALT
15 km²
75 km²
SALT DOME
SALT DOME
An Nagyah-1
36 km²
SALT
Relinquished Area
TRANSGLOBE
BLOCK S-1

Gas Development Feasibility Study
TransGlobe, on behalf of the Block S-1 Joint Venture Group, is proceeding with a study to determine the feasibility of developing the large gas reserves found in the An Naeem #1 and #2 wells. A new method of transporting gas in a highly compressed state was initially designed by a Canadian company, Cran & Stenning, and is now being developed by Williams Energy, a U.S. based conglomerate involved in gas transportation and marketing. The Compressed Natural Gas ("CNG") technology under consideration utilizes coiled pipe inside large ships to transport natural gas.

TransGlobe has received approval from the MOM to proceed with a feasibility study to analyze the economics of transporting compressed natural gas to India. The feasibility study will evaluate the design and construction of a gas pipeline from An Naeem to the southern coast of Yemen, a loading terminal to load CNG ships, the location of an offloading terminal in western India and the marketability of natural gas to industrial consumers in India. The initial project design is based on gas production of 250 MMcfd. The project could be scaled up to 500 MMcfd with additional ships if the market warrants expansion. The gas found at An Naeem #1 and #2 in the Alif zone is the primary focus of the CNG study although the potential for additional gas reserves exists within Block S-1.



IRAN
PAKISTAN
UNITED ARAB EMIRATES
SAUDI ARABIA
OMAN
INDIA
Republic of YEMEN
Bir Ali - Gujurat : 1200 N. Miles
Gulf of Aden
SOMALIA
INDIAN OCEAN

The initial evaluation of the CNG technology indicates that it could be a cost effective solution to deliver stranded natural gas to markets. The CNG technology requires a smaller investment than liquefied natural gas ("LNG") and should result in a lower overall delivery cost to India. A project of this magnitude will require significantly more time to evaluate, design and construct than conventional oil production. However it could be a significant addition to the Company's longer-term asset portfolio.

CANADA

- Production increased 38%
- Increased focus on gas production in 2001
- Proven reserve additions replaced 310% of 2001 production
- Proven reserves increased 25%

Background
TransGlobe acquired its Canadian operations in April 1999 with the acquisition of Moiibus Resource Corporation. The majority of the Canadian operations are operated by TransGlobe and focused almost exclusively in the southern/central part of the province of Alberta. As the initial operating base and technical platform for the Company, the Canadian operations have been successfully expanded year over year to provide increased cash flow and asset value. Although Canadian production is now dwarfed by our international production, the Canadian operations will continue to be expanded to capitalize on the North American gas market. In addition to developing and exploiting our producing areas, the Company has acquired land and has generated a number of drillable prospects within its core focus area.

The main producing properties are located at Camao, Morinville, Nevis, Pakowki Lake and most recently Cherhill. The Company's inventory of producing properties and exploration prospects generally share the following attributes: multi-zone gas potential; year-round access to infrastructure; Company operated; target working interest 50-100%; low cycle time (investment to cash flow) and good seismic control to lower the overall drilling risk.

2001 Activities and Results

Production from Canada averaged 164 Boepd (gas converted at 10:1) for the year. During 2001 the Company drilled four wells resulting in one producing gas well, two potential gas wells and one dry hole.

At Pakowki Lake, the Company participated in an exploration well (33% working interest) to test a deeper prospect offsetting our successful Bow Island gas well which was put on production in late 2000. The well was cased for potential additional Bow Island gas production, as the deep prospect was unsuccessful.

At Morningside, the Company acquired an additional 50% working interest position in 2,560 acres and successfully re-entered a previously abandoned well bore located at 3-28. When tied in during the second quarter of this year, the 3-28 well (100% working interest) is expected to produce at initial rates of 600 Mcfpd plus 20 barrels per day of gas liquids. The 8-20 well (58% working interest) which was drilling over year end 2000, is currently standing cased as a potential shallow gas well. A deeper horizon tested non commercial gas from a limited reservoir.

At Morinville, the Company acquired and successfully re-completed a suspended oil well as a dual gas well which tested at rates in excess of 1 MMcfpd from two zones in early 2001. The Company negotiated a pooling and equalization agreement with the balance of the mineral owners in the gas spacing unit in late 2001. The well was tied in during April 2002 and is expected to commence production at an initial rate of 600-800 Mcfpd. TransGlobe has a 31% working interest in the well after pooling and equalization.

TransGlobe tested gas from two separate zones at rates of 1.1 MMcfpd and 3.7 MMcfpd at an exploratory well located at Cherhill (100% working interest). The well was completed and placed on production during February 2002 at an initial rate of 850 Mcfpd.



KILOMETERS
MILES
KENT PROSPECT
MORINVILLE - CAMAO PRODUCTION
CHERHILL PRODUCTION
ELK IS. PRODUCTION
Edmonton
THORSBY PROSPECT
RIMBY PROSPECT
NEW NORWAY PROSPECT
MORNINGSIDE PRODUCTION
NEVIS PRODUCTION/PROSPECT
Red Deer
PROVOST PRODUCTION
Calgary
ALBERTA
BRITISH COLUMBIA
Lethbridge
Medicine Hat
PAKOWKI PRODUCTION

2002 Outlook

With the majority of the 2002 capital budget committed to firm international projects in Yemen, the Canadian 2002 capital budget is primarily a contingent budget which can be tailored to adjust to world commodity prices and to other international opportunities. It is expected that the Company will drill three to four new wells during 2002. This is in addition to the tie in work at Morinville and Morningside (which should add production of 600-800 Mcfpd plus 20-30 barrels per day of gas liquids to TransGlobe). TransGlobe will continue to generate prospects and acquire acreage for future exploration and development in its Canadian core focus area. Depending upon the allocation of capital budget to Canada, a number of the prospects may be farmed out to accelerate drilling and increase net asset value at minimal cost to the Company.

PRODUCTION

The following table is a summary of working interest production, before royalty, by country for the years ended 2001 and 2000.

	2001		2000	
	Oil & Liquids MBbls	Gas MMcf	Oil & Liquids MBbls	Gas MMcf
Canada	19.3	404.0	24.5	188.7
United States*	-	-	14.1	11.9
Yemen **	412.7	-	50.9	-
Total	432.0	404.0	89.5	200.6

* United States production sold effective October 31, 2000.
** Yemen production commenced November 3, 2000.

RESERVES AND ESTIMATED FUTURE NET REVENUES

Outtrim Szabo Associates Ltd. of Calgary, Alberta, independent petroleum engineering consultants, evaluated the Company's Canadian reserves at December 31, 2001 and 2000. The main differences between the reports, aside from production, are the natural gas reserve additions as a result of successful exploration and exploitation efforts.

Fekete Associates Inc. of Calgary, Alberta, independent petroleum engineering consultants, evaluated the Company's Block 32 reserves in Yemen at December 31, 2001 and 2000. The increase in reserves is attributed to overall field performance and successful development drilling in the Tasour field. No reserves were assigned to Block S-1 because the project is still in the early stage of exploration and commercial development has not been declared to date.

RESERVES

	Reserves, Working Interest Before Royalties			
	Dec. 31, 2001		Dec. 31, 2000	
	Oil & Liquids MBbls	Gas MMcf	Oil & Liquids MBbls	Gas MMcf
Proven				
Canada	143.8	4,814	158.0	3,441
Yemen *	823.4	-	591.1	-
Total proven	967.2	4,814	749.1	3,441
Proven plus probable				
Canada	187.0	7,290	216.8	6,221
Yemen *	967.0	-	914.3	-
Total proven plus probable	1,154.0	7,290	1,131.1	6,221
Total proven plus 1/2 probable	1,060.6	6,052	940.1	4,831

* Yemen reserves presented are for the Block 32 Tasour field only.

ESTIMATED FUTURE NET REVENUES

The estimated future net revenues presented below are calculated using the average price received during the final month of the respective reporting periods. The prices were held constant for the life of the reserves.

	Present Value of Future Net Revenues, Before Income Tax** Constant Pricing							
	Dec. 31, 2001 Discounted at				Dec. 31, 2000 Discounted at			
	Undis-counted ($000)	10% ($000)	15% ($000)	20% ($000)	Undis-counted ($000)	10% ($000)	15% ($000)	20% ($000)
Proven								
Canada *	10,347	6,943	5,961	5,225	14,371	9,737	8,434	7,466
Yemen **	6,518	5,830	5,546	5,294	5,582	5,103	4,898	4,712
Total proven	16,865	12,773	11,507	10,519	19,953	14,840	13,332	12,178
Proven plus probable								
Canada *	14,770	9,284	7,848	6,802	24,163	14,764	12,496	10,873
Yemen **	8,720	7,539	7,072	6,665	8,322	7,207	6,766	6,382
Total proven plus probable	23,490	16,823	14,920	13,467	32,485	21,971	19,262	17,255
Total proven plus 1/2 probable	20,177	14,798	13,214	11,993	26,219	18,405	16,297	14,716

* Canadian values converted at the December 31, 2001 and December 31,2000 exchange rates of 1.5928 and 1.4995 $US/$Cdn respectively.
** Yemen future net revenues presented are for the Block 32 Tasour field only and include Yemen income tax.

The estimated future net revenues presented below are calculated using escalated pricing forecasts of the respective engineering consulting firms.

Present Value of Future Net Revenues, Before Income Tax**
Escalated Pricing

	Dec. 31, 2001 Discounted at				Dec. 31, 2000 Discounted at			
	Undis-counted ($000)	10% ($000)	15% ($000)	20% ($000)	Undis-counted ($000)	10% ($000)	15% ($000)	20% ($000)
Proven								
Canada *	11,124	7,336	6,268	5,476	8,975	6,547	5,840	5,304
Yemen **	6,358	5,683	5,405	5,158	5,556	5,122	4,935	4,764
Total proven	17,482	13,019	11,673	10,634	14,531	11,669	10,775	10,068
Proven plus probable								
Canada *	16,256	9,905	8,317	7,177	14,161	9,352	8,159	7,289
Yemen **	8,570	7,398	6,934	6,531	7,755	6,874	6,516	6,200
Total proven plus probable	24,826	17,303	15,251	13,708	21,916	16,226	14,675	13,489
Total proven plus 1/2 probable	21,154	15,161	13,462	12,171	18,224	13,947	12,725	11,778

* Canadian values converted at the December 31, 2001 and December 31,2000 exchange rates of 1.5928 and 1.4995 $US/$Cdn respectively.
** Yemen future net revenues presented are for the Block 32 Tasour field only and include Yemen income tax.

The following table summarizes the **constant pricing** used to estimate future net revenues.

	Dec. 31, 2001		Dec. 31, 2000	
	Oil US$/Bbl	Natural Gas US$/Mcf	Oil US$/Bbl	Natural Gas US$/Mcf
Canada *	17.07	2.83	24.67	5.00
Yemen	18.62	-	21.35	-

* Canadian values converted at the December 31, 2001 and December 31, 2000 exchange rates of 1.5928 and 1.4995 $US/$Cdn respectively.

The following table summarizes the **escalated pricing** used to estimate future net revenues.

	Yemen (Fekete Pricing)		North America (Outtrim Pricing)			
	Masila Blend US$/Bbl		WTI Oil Ref. US$/Bbl		Gas-AECO Spot US$/Mcf	
Year	2001	2000	2001	2000	2001*	2000*
2001	N/A	23.35	N/A	27.50	N/A	5.00
2002	18.25	19.40	20.50	24.36	2.58	3.73
2003	18.25	18.05	20.81	21.63	2.75	3.00
2004	18.75	18.55	21.12	21.96	2.78	2.84
2005	19.25	19.05	21.44	22.29	2.78	2.72
2006	19.75	19.49	21.76	22.62	2.80	2.72
Escalated	2%/yr	2%/yr	1.5%/yr	1.5%/yr	1.2% to 13 then 1.5%	0% to 09 then 1.5%

* Canadian values converted at the December 31, 2001 and December 31, 2000 exchange rates of 1.5928 and 1.4995 $US/$Cdn respectively.

The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2001 and 2000, together with the notes related thereto. **All dollar values are expressed in U.S. dollars, unless otherwise stated.**

HIGHLIGHTS

- Proven reserves increased 33%, replacing 175% of production
- Record average daily production up 332% to 1,295 Boe per day
- Record annual cash flow up 528% to $5,840,455
- Record annual earnings up 894% to $3,062,237

RESULTS OF OPERATIONS



Net income for 2001 was $3,062,237 ($0.06 per share, basic and diluted) compared to a net income of $307,967 ($0.01 per share, basic and diluted) in 2000 with cash flow from operations of $5,840,455 ($0.12 per share basic and $0.11 per share diluted) compared to $929,529 ($0.02 per share, basic and diluted) respectively. The increase in net income and cash flow in 2001 is primarily a result of a full year of Block 32 production in the Republic of Yemen.

OPERATING RESULTS

In 2001 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. In 2000 the Company also operated in the United States. Management's discussion and analysis will follow under each of these segments.

Republic of Yemen

	2001		2000	
	$	$/Boe	$	$/Boe
Oil sales	9,137,800	22.14	1,238,541	24.34
Royalties	2,137,124	5.18	289,502	5.69
Operating expenses	1,133,092	2.74	106,108	2.08
Net operating income	5,867,584	14.22	842,931	16.57

TransGlobe commenced production on Block 32 on November 3, 2000. Production from the Block is shared between the Block 32 Joint Venture Group and MOM pursuant to a PSA. The PSA provides for MOM to receive a royalty of 3% of gross production (10% over 25,000 Bopd) with the remaining 97% of revenue split between cost recovery oil and production sharing oil. Cost recovery oil is up to a maximum of 60% of 97% of the revenue (limited to operating costs and allocated recoverable exploration and development expenditures as outlined in the PSA). Cost oil allows the Block 32 Joint Venture Group to recover operating costs and recoverable exploration and development expenditures. The remainder is allocated to production sharing oil shared 65% by MOM, 33.25% by the Block 32 Joint Venture Group and 1.75% to the Yemen Oil Company ("YOC"). The net result of the entire production sharing arrangement is that 71.1% of the oil is allocated to the Block 32 Joint Venture Group during the cost recovery phase. The Block 32 Joint Venture Group's Yemen income taxes are paid out of the MOM's share of production sharing oil. These terms remain in place until gross proven recoverable reserves exceed 30 million barrels of oil or until gross production exceeds 25,000 Bopd.

Oil production was 1,131 Bopd to TransGlobe in 2001 compared to 139 Bopd in 2000 (862 Bopd for the two month period produced in 2000) averaging a price of $22.14 per barrel (2000 - $24.34 per barrel). Oil exported for sale is marketed by Nexen Marketing International Ltd. and the price is based on an average dated Brent price less a quality/transportation differential between dated Brent and Masila blend. This differential averaged $1.49 in 2001 and $1.35 in 2000. TransGlobe expects 2002 gross production from the Tasour field to average 7,200 Bopd (994 Bopd to TransGlobe) not including production from future drilling success.

An increase in royalty expense to $2,137,124 in 2001 compared to $289,502 in 2000 is a direct result of increased production for a full year. These royalties are comprised of the MOM 3% royalty, a portion of MOM's share of production sharing oil representing a royalty, the YOC's share of production sharing oil and a 2% royalty to the agent of the Block 32 Joint Venture Group based on their share of oil. Royalties averaged $5.18 per barrel for 2001 compared to $5.69 per barrel in 2000, which is a direct result of lower oil prices. It is anticipated the Block 32 Joint Venture Group will be entitled to the maximum share of cost oil for the life of the Tasour reserves as there is a large historical cost pool associated with Block 32.

Operating costs of $1,133,092 averaged $2.74 per barrel in 2001 compared to $2.08 per barrel in 2000. The increased cost per barrel is a function of overhead costs from the operator in Yemen being charged to operating costs compared to 2000 where these costs were capitalized in the preproduction phase.

Canada

	2001		2000	
	$	$/Boe	$	$/Boe
Oil sales	**246,310**	**21.61**	415,758	27.70
Gas sales (10:1)	**1,487,615**	**36.80**	759,894	40.30
NGL sales	**174,155**	**21.51**	207,865	22.73
	1,908,080	**31.83**	1,383,517	31.87
Royalties	**354,671**	**5.92**	232,117	5.35
Operating expense	**407,277**	**6.79**	289,988	6.68
Net operating income	**1,146,132**	**19.12**	861,412	19.84

A 115% increase in gas volumes in 2001 resulted in a 96% increase in gas sales. Gas production averaged 1,108 Mcfpd in 2001 compared to 516 Mcfpd in 2000. The increase in production is due to a full year's production from drilling and exploitation in 2000. The average natural gas price for 2001 was $3.68 per Mcf compared to $4.03 per Mcf for 2000. Gas production increases are expected in the first and second quarters of 2002 as tie ins are completed.

The Company's exploration and development efforts in 2001 and 2000 have focused on gas potential. No new oil production was put on stream during the year. The 41% reduction in oil sales is the result of a 24% decline in production volumes and a 22% decline in oil prices. Oil production averaged 31 Bopd in 2001 compared to 41 Bopd in 2000. The decrease is a result of natural production declines. The average oil price in 2001 was $21.61 per barrel compared to $27.70 per barrel in 2000.

Natural gas liquids production averaged 22 barrels per day in 2001 compared to 26 barrels per day in 2000. Natural gas liquid prices averaged $21.51 per barrel in 2001 and $22.73 per barrel in 2000.

Royalty expenses averaged $5.92 per Boe in 2001 compared to $5.35 per Boe in 2000 which is a reflection of the increased gas production carrying a higher average royalty rate.

The Company's operating costs remained relatively flat during 2001 averaging $6.79 per Boe compared to $6.68 per Boe in 2000.

United States

	2001		2000	
	$	$/Boe	$	$/Boe
Oil sales	-	-	400,024	28.36
Gas sales (10:1)	-	-	29,137	24.50
NGL sales	-	-	485	19.28
	-	-	429,646	28.04
Royalties	-	-	126,819	8.28
Operating expense	-	-	103,158	6.73
Net operating income	-	-	199,669	13.03

The Company sold all its assets in the United States effective October 31, 2000. The proceeds were reinvested in the Tasour development.

Oil production averaged 39 Bopd in 2000 with an average oil price of $28.36 per barrel. Gas production averaged 32 Mcfpd in 2000 with an average natural gas price of $2.45 per Mcf.

Royalty expenses were $8.28 per Boe in 2000 and operating costs averaged $6.73 per Boe in 2000.

OTHER INCOME

Other income of $16,470 in 2001 represents interest income earned on bank deposits compared to other income of $278,514 in 2000 which includes a gain on sale of the United States oil and gas properties in the amount of $254,132 and interest income earned on bank deposits.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses ("G&A") decreased 50% to $566,809 from $1,139,599 in 2000, mainly due to a reduction in legal expenses and to an increase in capitalized G&A in 2001. The increase in capitalized G&A is due to additional time spent by the Company's employees on capital projects in Yemen. In 2000 costs of $465,000 were associated with a settlement agreement and legal fees incurred throughout the year to defend the Company against a shareholder's claim.

	2001		2000	
	$	$/Boe	$	$/Boe
Gross G&A	**982,102**	**2.08**	1,437,673	13.12
Capitalized G&A	**(415,293)**	**(0.88)**	(298,074)	(2.72)
Net G&A	**566,809**	**1.20**	1,139,599	10.40

INTEREST ON LONG-TERM DEBT

Interest from long-term debt was $4,424 in 2001 compared to $13,522 in 2000. The reduction in interest expense is the result of minimal debt in 2001.

DEPLETION AND DEPRECIATION EXPENSE

Depletion and depreciation was $2,762,000 in 2001 compared to $635,400 in 2000. The increase is attributable to the inclusion of a full year of depletion from Block 32 in the Republic of Yemen as a result of production commencing on the Block in late 2000. In Yemen unproven properties in the amount of $9,080,536 were excluded from costs subject to depletion and depreciation. This represents all costs incurred in Block S-1 and a portion of costs on Block 32 relating to exploration not directly incurred on the currently producing property. These costs will be included in the depletable base as the Blocks are developed.

	2001		2000	
	$	$/Boe	$	$/Boe
Republic of Yemen	**2,405,000**	**5.83**	242,000	4.76
Canada	**357,000**	**5.96**	311,000	7.16
United States	-	-	82,400	5.38
	2,762,000	**5.84**	635,400	5.80

INCOME TAXES

Income tax expense represents income taxes paid in the Republic of Yemen which increased to $634,716 during 2001 from $86,038 in 2000 as a result of production for the full year in the Republic of Yemen.

The Company has non-capital losses and tax pools for carry forward against future taxable income in Canada in the amount of Cdn$17,540,000 and tax losses in the United States of $13,100,000.

The Company will not record the future tax benefit of these tax losses and pools in the consolidated financial statements until additional producing reserves are added in Canada.

CAPITAL EXPENDITURES/DISPOSITIONS

CAPITAL EXPENDITURES

		2001		2000
Republic of Yemen	$	3,406,363	$	4,855,141
Canada		1,375,888		1,118,266
United States		-		17,909
	$	4,782,251	$	5,991,316

Capital expenditures in the year 2001 in Yemen were split mainly between Block 32 and Block S-1. On Block 32 expenditures of $1,472,611 were incurred on a three well drilling program comprised of Tasour #5, Tasour #6 and a portion of the costs on Asswairy #1 plus a 120 kilometer 2-D seismic program. Capital expenditures of $3,603,495 in 2000 on Block 32 were incurred for construction of a central processing facility and pipeline, a three well drilling program and acquisition of an additional 4% working interest.

In 2000, the Company entered into an agreement to purchase an additional 4% working interest in Block 32 for a total of $2,136,163. The transaction was effective January 1, 2000 and increased the Company's working interest to 13.81087%. The Company made an initial payment of $1,176,163. A potential future obligation totaling $960,000 will be due in six payments of $160,000 for each cumulative million barrels of gross oil production commencing at 7 million barrels to a maximum of 12 million barrels. The purchase also includes the proportionate historical cost pools attributable to the interest acquired.

On Block S-1 the Company incurred $1,890,684 primarily on field acquisition of a 230 square kilometer 3-D seismic program, Harmel #1 production test and various contractual government payments. Capital expenditures on Block S-1 in 2000 were $1,251,646 to participate in drilling An Naeem #2 and expenditures relating to testing on Harmel #1. During 2000 Vintage, pursuant to a farm-out agreement with TransGlobe, fulfilled all commitments and earned a 75% working interest in the Block. TransGlobe is committed to fund its 25% share of all capital expenditures going forward.

Canadian capital expenditures in 2001 relate to several mineral lease acquisitions, drilling wells at Morningside, Elk Island, Pakowki Lake, Cherhill and recompletion costs in the Morinville, Morningside and Thorsby areas.

Flow through shares were issued in 2001. The terms of the flow through shares provide that the Company renounce Canadian tax deductions in the amount of Cdn$254,310 to subscribers. At December 31, 2001 Cdn$58,670 of the flow through commitment was spent with the balance to be spent in 2002.

Capital expenditures in the United States ceased as the Company's primary focus in North America shifted to Canada and no further exploration was undertaken in the United States.

DISPOSITIONS

During the year 2000 the Company sold all its oil and gas properties in the United States for net proceeds of $606,059, resulting in a gain on sale of $254,132. Proceeds from the sale were utilized to partially fund the acquisition of an additional 4% working interest in Block 32, Yemen.

LIQUIDITY AND CAPITAL RESOURCES

Funding for the Company's capital expenditures in 2001 was provided primarily by cash flow from operations. The Company completed a private placement of 519,000 flow through common shares for net proceeds of $155,797 and received $55,000 from the exercise of outstanding warrants and stock options during the year.

At December 31, 2001 the Company had working capital of $1,382,347, nil debt and had a revolving credit facility of Cdn$2,200,000 and an acquisition/development credit facility of Cdn$2,000,000. The revolving credit facility has subsequently been increased to Cdn$2,500,000.

The Company expects cash flow to exceed $5.0 million in 2002 and is positioned to fund its 2002 exploration and development program (budgeted at $6.9 million firm and contingent) through use of working capital, cash flow and debt.

RISKS

The Company is exposed to a variety of business risks and uncertainties in the international petroleum industry including commodity prices, exploration success, production risk, foreign exchange, interest rates, government regulation, changes of laws affecting foreign ownership, taxes, environmental preservation and safety concerns. The Company attempts to mitigate these business risks by applying a rigorous geological, geophysical and engineering analysis to each prospect. In addition TransGlobe utilizes its in-house expertise for all international ventures and employs and contracts professionals to handle each aspect of the Company's business. The Company maintains foreign currency bank accounts, maintains a conservative approach to debt financing, continues to recruit stable joint venture partners and maintains adequate insurance. TransGlobe conducts its operations to ensure compliance with government regulations and guidelines.

The consolidated financial statements of TransGlobe Energy Corporation were prepared by management within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.



Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial records properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes.

Deloitte & Touche LLP, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Audit Committee, consisting of three independant directors, has met with representatives of Deloitte & Touche LLP and management in order to determine if management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Board of Directors has approved the consolidated financial statements.

Ross G. Clarkson
President &
Chief Executive Officer

David C. Ferguson
Vice President, Finance &
Chief Financial Officer

March 1, 2002

TO THE SHAREHOLDERS OF
TRANSGLOBE ENERGY CORPORATION:

We have audited the consolidated balance sheets of **TransGlobe Energy Corporation** as at December 31, 2001 and 2000 and the consolidated statements of income and deficit and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the accounting policy change as described in Note 9 to the consolidated financial statements, on a consistent basis.

Deloitte & Touche LLP

Calgary, Alberta
March 1, 2002

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA- U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting policies that have been implemented in the financial statements. As discussed in Note 9 to the consolidated financial statements, in 2001 the Company changed its method of calculating diluted earnings per share to conform to the new Canadian Institute of Chartered Accountants Handbook recommendations Section 3500.

Deloitte & Touche LLP

Calgary, Alberta
March 1, 2002

Chartered Accountants

Consolidated Statements of Income and Deficit

(Expressed in U.S. Dollars)

	Year Ended December 31, 2001	Year Ended December 31, 2000
REVENUE		
Oil and gas sales, net of royalties	$ 8,554,085	$ 2,403,266
Other income	16,470	278,514
	8,570,555	2,681,780
EXPENSES		
Operating	1,540,369	499,254
General and administrative	566,809	1,139,599
Interest on long-term debt	4,424	13,522
Depletion and depreciation	2,762,000	635,400
	4,873,602	2,287,775
Net income before income taxes	3,696,953	394,005
Income taxes (Note 7)	634,716	86,038
NET INCOME	3,062,237	307,967
Deficit, beginning of year	(20,786,935)	(21,429,922)
Change in accounting policy - future income taxes (Note 7)	-	335,020
Deficit, end of year	$ (17,724,698)	$ (20,786,935)
Net income per share (Note 9)		
Basic	$ 0.06	$ 0.01
Diluted	$ 0.06	$ 0.01

Consolidated Balance Sheets

(Expressed in U.S. Dollars)

	December 31, 2001	December 31, 2000
ASSETS		
Current		
Cash	$ 1,174,846	$ 64,914
Accounts receivable	975,773	1,616,908
Prepaid expenses	60,687	51,110
	2,211,306	1,732,932
Capital assets		
Canada (Note 3)	3,044,746	2,001,858
Republic of Yemen (Note 4)	13,591,437	12,590,074
	16,636,183	14,591,932
	$ 18,847,489	$ 16,324,864
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 828,959	$ 1,541,952
Long-term debt (Note 5)	-	77,634
Provision for site restoration & abandonment	106,209	82,209
	935,168	1,701,795
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	35,637,019	35,410,004
Deficit	(17,724,698)	(20,786,935)
	17,912,321	14,623,069
	$ 18,847,489	$ 16,324,864

APPROVED BY THE BOARD

Ross G. Clarkson, Director

Lloyd W. Herrick, Director

Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)

	Year Ended December 31, 2001	Year Ended December 31, 2000
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	$ 3,062,237	$ 307,967
Adjustments for:		
Depletion and depreciation	2,762,000	635,400
Performance bonus expense paid in shares (Note 6)	16,218	-
Interest expense paid in common shares (Note 6)	-	5,294
Non-cash portion of settlement (Note 6)	-	235,000
Gain on sale of oil and gas properties (Note 2b)	-	(254,132)
Cash flow from operations (Note 9)	5,840,455	929,529
Changes in non-cash working capital (Note 8)	621,196	(885,137)
	6,461,651	44,392
FINANCING		
Issue of share capital (Note 6)	210,797	4,293,146
Issue of convertible debentures	-	(8,802)
Issuance (repayment) of long-term debt	(77,634)	77,634
Change in non-cash working capital (Note 8)	-	19,196
	133,163	4,381,174
INVESTING		
Purchase of capital assets		
Canada	(1,375,888)	(1,118,266)
United States	-	(17,909)
Yemen	(3,406,363)	(4,855,141)
Proceeds on disposal of oil and gas properties (Note 2b)	-	606,059
Change in non-cash working capital (Note 8)	(702,631)	584,999
	(5,484,882)	(4,800,258)
NET INCREASE (DECREASE) IN CASH	1,109,932	(374,692)
CASH, BEGINNING OF YEAR	64,914	439,606
CASH, END OF YEAR	$ 1,174,846	$ 64,914
Cash flow from operations per share (Note 9)		
Basic	$ 0.12	$ 0.02
Diluted	$ 0.11	$ 0.02

Years Ended December 31, 2001 and December 31, 2000

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, TransGlobe Oil and Gas Corporation, TransGlobe Petroleum International Inc., TransGlobe International (Holdings) Inc., and TG Holdings Yemen Inc.

Accounting principles

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States, except as disclosed in Note 12.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

The capitalized costs, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on the estimated gross proven reserves and determined by independent petroleum engineers. Oil and gas reserves and production were converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation. These costs are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion and depreciation.

The capitalized costs less accumulated depletion and depreciation, future income taxes and the provision for future site restoration costs in each cost centre are limited to an amount equal to the estimated future net revenue from proven reserves plus the cost (net of impairment) of unproven properties.

The total capitalized costs less accumulated depletion and depreciation, future income taxes and the provision for future site restoration costs of all cost centres is further limited to an amount equal to the estimated future net revenue from proven reserves plus the cost (net of impairment) of unproven properties of all costs centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Substantially all of the Company's exploration, development and production activities are conducted jointly with others and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

Estimated future site restoration costs are provided for using the unit-of-production method and remaining proven reserves. Costs are estimated by the Company based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and depreciation. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

Foreign currency

The Company uses the United States dollar as its reporting currency since the majority of the Company's business is transacted in United States dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date; non-monetary assets at historical rates and revenue and expense items at the average rates for the period, other than depletion and depreciation which are translated at the same rates of exchange as the related asset. The net effect of the foreign currency translation is included in current operations.

Cash and cash equivalent

Cash includes actual cash held and short-term investments such as treasury bills with maturity of less than three months.

Revenue recognition

The Company records oil and gas revenue at the time of physical transfer to purchaser.

Income taxes

Effective January 1, 2000, the Company adopted the Canadian Institute of Chartered Accountants accounting recommendations with respect to income taxes. The new recommendations were applied retroactively without restatement of the prior year consolidated financial statements. Under the liability method, future income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Flow through shares

The Company has financed a portion of its exploration and development activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. Accordingly, share capital is reduced and future income taxes are increased by the estimated amount of the future income taxes payable by the Company as a result of renouncing the expenditures to the subscribers. The Company has sufficient unrecorded losses to offset the increase in future taxes due to the renouncement of expenditures.

Financial instruments

Carrying values of financial instruments, which include accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to the short-term or the floating interest rate nature of these amounts.

Stock options

The Company has a stock option plan, as described in Note 6. No compensation expense has been recorded upon the granting of the options. Consideration received upon exercise of options is recorded as a credit to share capital.

Per share amounts

Net income and cash flow from operations per share are calculated using the weighted average number of shares outstanding during the year. Diluted net income and cash flow from operations per share are calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of "in-the-money" stock options are used to repurchase common shares at the average market price.

2. ACQUISITION AND DISPOSITION OF OIL AND GAS PROPERTIES

a) Acquisition of additional interest in Block 32, Republic of Yemen

The Company entered into an agreement to purchase an additional four percent working interest in Block 32 for a total purchase price of $2,136,163. The transaction was effective January 1, 2000 and increased the Company's working interest to 13.81087%. The Company made an initial payment of $1,176,163. A potential future obligation totalling $960,000 will be due in six payments of $160,000 for each cumulative million barrels of gross oil production commencing at 7 million barrels to a maximum of 12 million barrels.

b) Dispositions, United States

During the year 2000 the Company sold all its oil and gas properties in the United States for net proceeds of $606,059, resulting in a gain on the sale of $254,132 which is included in other income.

3. CAPITAL ASSETS - CANADA

	2001	2000
Oil and gas properties	$ 3,725,222	$ 2,362,756
Furniture and fixtures	187,243	173,821
Accumulated depletion and depreciation	(867,719)	(534,719)
	$ 3,044,746	$ 2,001,858

During the year the Company capitalized overhead costs relating to exploration and development activities of $156,311 (2000 - $116,037) included in oil and gas properties.

4. CAPITAL ASSETS - REPUBLIC OF YEMEN

	2001	2000
Block 32	$ 11,553,012	$ 10,110,801
Block S-1	4,611,957	2,721,273
Other	73,468	-
Accumulated depletion and depreciation	(2,647,000)	(242,000)
	$ 13,591,437	$ 12,590,074

The Company commenced production on Block 32 in November 2000. This represents the early stages of a major development program contracted under the Production Sharing Agreement ("PSA") for the next twenty years. On Block S-1, the second period of the exploration program will be undertaken during 2002, 2003 and 2004. The Company and its partner on Block S-1 have elected to enter the second exploration period effective March 28, 2002. The Company is required to post its share of a letter of credit effective April 28, 2002 for $1,500,000 which will be reduced to nil after two wells have been drilled. Unproven properties in the amount of $9,080,536 were excluded from costs subject to depletion and depreciation representing all costs incurred in Block S-1 and a portion of the costs on Block 32 relating to exploration not directly incurred on the property which is currently producing. During the year the Company capitalized overhead costs relating to exploration and development activities of $258,982 (2000 - $182,037).

Block 32

The PSA provides for the Ministry of Oil and Minerals (the "MOM") in the Republic of Yemen to receive a royalty of 3% (10% over 25,000 barrels of oil per day ("Bopd")) of gross production with the remaining 97% of revenue split between cost recovery oil and profit oil. Cost recovery oil is up to a maximum of 60% of 97% of the revenue limited to operating costs and allocated recoverable exploration and development expenditures as outlined in the PSA. Cost recovery oil is 100% for the account of the Block 32 Contractor to recover operating costs and exploration and development expenditures. The remaining profit oil is shared 65% by MOM and 35% by the Block 32 Contractor which is further shared 5% Yemen Oil Company ("YOC")/95% Block 32 Contractor. These terms remain in place as long as proven recoverable reserves do not exceed 30 million barrels of oil (gross) or production of 25,000 Bopd.

Block S-1

The PSA provides MOM with a sliding scale royalty of 3%-10% based on daily oil production between 0-100,000 Bopd with the remaining revenue split between cost recovery oil and profit oil. Cost recovery oil is up to a maximum of 50% of after royalty revenue limited to operating costs and allocated recoverable exploration and development expenditures, as outlined in the PSA, to be utilized 100% by the Block S-1 Contractor. The balance of the revenue is allocated to profit oil and is shared 65%-80% by MOM and 35%-20% by the Block S-1 Contractor (which is further shared 17.5% YOC/82.5% Block S-1 Contractor) based on the production level.

5. LONG-TERM DEBT

The Company has a Cdn$2,200,000 revolving loan facility and a Cdn$2,000,000 non-revolving acquisition/development facility with a Canadian chartered bank. The loan facilities bear interest at the bank's Canadian prime rate plus three quarters of one percent and Canadian prime rate plus one percent, respectively, and are secured by a first floating charge debenture over all Canadian assets of the Company, a general assignment of book debts and certain negative pledges. At December 31, 2001 $nil (2000 - $77,634) was drawn on these loan facilities.

6. SHARE CAPITAL

a) Authorized

The authorized share capital is 100,000,000 common shares with no par value.

b) Issued

	Number of shares	Amount
Balance, December 31, 1999	33,417,244	$ 30,471,982
Tax effect of flow through shares (Note 7)	-	(335,020)
Rights offering, net of issue costs (c)	2,601,283	842,666
Conversion of convertible debentures, net of issue costs (d)	4,989,354	739,603
Issued for consideration of interest on convertible debenture (d)	12,769	5,294
Prospectus offering, net of issue costs (e)	4,477,612	1,726,469
Private placement, net of issue costs (f)	875,000	344,899
Shares issued for settlement agreement, net of expenses (g)	500,000	232,498
Exercise of warrants (j)	2,769,778	1,090,250
Exercise of stock options (i)	410,000	90,200
Exercise of compensation options (e)	447,761	201,163
Balance, December 31, 2000	50,500,801	35,410,004
Exercise of stock options (i)	125,000	27,500
Exercise of warrants (f)	50,000	27,500
Performance bonus expense paid in shares (k)	50,000	16,218
Private placement, net of issue costs (h)	519,000	155,797
Balance, December 31, 2001	51,244,801	$ 35,637,019

c) In January 2000, the Company completed a rights offering issuing 2,601,283 shares at $0.36 per share, for proceeds net of issue costs, of $842,666.

d) On January 21, 2000 the Company called the convertible debenture for redemption on February 29, 2000 and issued 4,989,354 common shares at $0.15 per share representing the full amount of principal and issued 12,769 common shares to insiders for the accrued interest.

e) In July 2000, the Company closed a prospectus offering of 4,477,612 units at Cdn$0.67 per unit. Each unit consisted of one common share and one-half of a transferable warrant. Each whole warrant entitles the holder to purchase one common share of the Company for Cdn$0.85 until January 27, 2001, and Cdn$1.15 until January 27, 2002. These warrants expired unexercised on January 27, 2002, except for 99,000 exercised in 2000.

The underwriter received compensation options whereby they had an option to exercise 447,761 common shares at Cdn$0.70 per share. All of the compensation options were exercised prior to December 31, 2000.

f) In August 2000, the Company issued 875,000 units in a private placement at $0.40 per unit for net proceeds of $344,899 net of issue costs. Each unit consisted of one common share and one non-transferrable warrant. Each warrant entitles the holder to purchase one common share of the Company for $0.55 per share, expiring on August 25, 2001.

The Company extended the expiration date of 775,000 of the 875,000 warrants whereby the holder exercised 50,000 warrants at $0.55 in exchange for a one year extension of 775,000 warrants to August 25, 2002 subject to a call whereby the warrants would expire on the earlier of (a) August 25, 2002 or (b) the 30th calendar day following the period in which the 10-day weighted average trading price of the Company's common shares on the Toronto Stock Exchange exceeds Cdn$1.0483.

g) In September 2000, the Company issued 500,000 units valued at $0.47 per unit and paid cash in the amount of $75,000 to a shareholder in the State of Florida pursuant to a settlement agreement. Each unit consisted of one common share and three non-transferrable warrants. The settlement agreement satisfied the shareholder's claim relating to a 1996 private placement transaction concluded by previous management. Each warrant entitles the holder to purchase one common share of the Company for $0.47 until September 8, 2002. The valuation of the units and exercise price of the warrants represents the market price of the common shares of the Company at the time the settlement was negotiated.

h) In December 2001, the Company issued 519,000 flow through common shares in a private placement at Cdn$0.49 per share for net proceeds of $155,797, subscribed by insiders of the Company. The terms of the flow through shares provide that the Company renounce Canadian tax deductions in the amount of Cdn$254,310 to the subscribers with the entire amount to be expended by the Company by December 31, 2002. As at December 31, 2001, Cdn$58,670 was spent.

i) Share purchase options
The Company established a stock option plan in April 1997, with subsequent amendments (the "Plan"). The maximum number of common shares to be issued upon the exercise of options granted under the Plan is 5,052,580 common shares. All incentive stock options granted under the Plan will have a per-share exercise price not less than the trading market value of the common shares at the date of grant and will vest as to 50% of the options, six months after the grant date, and as to the remaining 50%, one year from the grant date.

	2001		2000	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year	**2,806,500**	**$ 0.32**	2,257,000	$ 0.21
Granted	**240,000**	**0.34**	959,500	0.50
Exercised	**(125,000)**	**0.22**	(410,000)	0.22
Expired	**(542,000)**	**0.38**	-	-
Options outstanding at end of year	**2,379,500**	**$ 0.31**	2,806,500	$ 0.32
Options exercisable at end of year	**2,239,500**		1,872,000	

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding at Dec. 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at Dec. 31, 2001	Weighted Average Remaning Contractual Life	Weighted Average Exercise Price
$ 0.22	1,440,000	1.6	$ 0.22	1,440,000	1.6	$ 0.22
Cdn0.45	20,000	2.8	Cdn0.45	20,000	2.8	Cdn0.45
Cdn0.55	200,000	4.4	Cdn0.55	100,000	4.4	Cdn0.55
Cdn0.39	40,000	4.8	Cdn0.39	-	-	-
Cdn0.73	679,500	3.6	Cdn0.73	679,500	3.6	Cdn0.73
	2,379,500	2.5	$ 0.31	2,239,500	2.3	$ 0.31

j) Share purchase warrants

The following table summarizes the share purchase warrants exercised and expired during the years ended and as at December 31, 2001 and 2000:

Number of Warrants						
Dec. 31, 2000	Granted	Expired	Exercised	**Dec. 31, 2001**	Warrant Price	Expiry Date
2,139,806	-	-	-	**2,139,806**	$ Cdn1.15	Jan. 27, 2002
875,000	-	50,000	50,000	**775,000**	0.55	Aug. 25, 2002
1,500,000	-	-	-	**1,500,000**	0.47	Sept. 8, 2002
4,514,806	-	50,000	50,000	**4,414,806**		

Number of Warrants						
Dec. 31, 1999	Granted	Expired	Exercised	Dec. 31, 2000	Warrant Price	Expiry Date
214,283	-	-	214,283	-	$ 0.20	Feb. 2, 2000
69,615	-	69,615	-	-	Cdn1.70	Feb. 11, 2000
300,000	-	100,000	200,000	-	0.366	Feb. 11, 2000
471,922	-	446,922	25,000	-	0.60	Nov. 28, 2000
2,247,495	-	16,000	2,231,495	-	Cdn0.60	Aug. 6 & 20, 2000
-	2,238,806	-	99,000	2,139,806	Cdn0.85	Jan. 27, 2001
					Cdn1.15	Jan. 27, 2002
-	875,000	-	-	875,000	0.55	Aug. 25, 2001
-	1,500,000	-	-	1,500,000	0.47	Sept. 8, 2002
3,303,315	4,613,806	632,537	2,769,778	4,514,806		

The Company has not assigned a value to these warrants in share capital.

k) Pursuant to an employment contract and the Company meeting certain performance criteria, the Company issued 50,000 common shares to the President of the Company in 2001 and will be required to issue 250,000 common shares in 2002.

7. INCOME TAXES

As stated in Note 1, the Company adopted the liability method of accounting for income taxes effective January 1, 2000, on a retroactive basis without restatement of the prior year financial statements. The application of the new liability method resulted in a decrease in share capital and a decrease in deficit of $335,020 in 2000.

The Company has deductible temporary differences for which no future income tax asset has been recorded. Those deductible temporary differences are Cdn$2,038,000 in non-capital losses and approximately Cdn$5,382,000 of income tax pools in excess of the carrying value of the Company's Canadian capital assets. The Company also has $13,100,000 of income tax losses in the United States. The Canadian loss carryforwards expire between 2006 and 2009 and the United States loss carryforwards expire between 2006 and 2020. In total, these temporary differences would generate future income tax asset of $8,795,000 for which a valuation allowance of an identical amount would be recorded.

Current income taxes in the amount of $634,716 (2000 - $86,038) represents income taxes incurred and paid under the laws of the Republic of Yemen.

The components of expected income tax expense are as follows:

		2001		2000
Computed Canadian expected income tax expense at 42.67% (2000 - 44.65%)	$	1,306,657	$	137,507
Non-deductible Crown charges (net of ARTC)		197,512		102,082
Resource allowance		(153,610)		4,895
Tax benefit of losses not recognized		(1,350,559)		(244,484)
Income taxes incurred in the Republic of Yemen		634,716		86,038
	$	634,716	$	86,038

8. SUPPLEMENTAL CASH FLOW INFORMATION

		2001		2000
Operating activities				
Decrease (increase) in current assets				
Accounts receivable	$	732,992	$	(1,085,920)
Prepaid expenses		(9,577)		29,652
Increase (decrease) in current liabilities				
Accounts payable		(102,219)		171,131
	$	621,196	$	(885,137)
Financing activities				
Decrease (increase) in current assets				
Prepaid expenses	$	-	$	67,364
Increase (decrease) in current liabilities				
Accounts payable		-		(48,168)
	$	-	$	19,196
Investing activities				
Decrease (increase) in current assets				
Accounts receivable	$	(91,856)	$	(84,335)
Increase (decrease) in current liabilities				
Accounts payable		(610,775)		669,334
	$	(702,631)	$	584,999
Interest paid	$	4,424	$	12,390
Taxes paid	$	634,716	$	86,038

9. NET INCOME AND CASH FLOW PER SHARE

Effective January 1, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the computation, presentation and disclosure of earnings and cash flow from operations per share. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

Prior year diluted net income per share and cash flow from operations per share have been restated for this change.

	2001	2000
Basic		
Net income per share	**$ 0.06**	$ 0.01
Cash flow from operations per share	**$ 0.12**	$ 0.02
Weighted average number of shares outstanding	**50,640,877**	44,066,100
Diluted		
Net income per share	**$ 0.06**	$ 0.01
Cash flow from operations per share	**$ 0.11**	$ 0.02
Weighted average number of shares outstanding	**51,118,289**	46,429,961

If the imputed earnings method had been used, the reported amounts would have been:

	2001	2000
Diluted		
Net income per share	**$ 0.06**	$ 0.01
Cash flow from operations per share	**$ 0.11**	$ 0.02
Weighted average number of shares outstanding	**55,519,540**	50,492,766

The number of shares used to calculate diluted net income and cash flow from operations per share for the year ended December 31, 2001 of 51,118,289 (2000 - 46,429,961) included the weighted average number of shares outstanding of 50,640,877 (2000 - 44,066,100) plus 477,412 (2000 - 2,363,861) shares related to the dilutive effect of stock options and warrants.

The number of shares used to calculate diluted net income and cash flow from operations per share discussed above did not include 4,803,889 (2000 - 68,698) of share options and warrants both on a weighted average basis, as the effect would be anti-dilutive.

10. SEGMENTED INFORMATION

In 2001 the Company operated in two geographic areas, segmented into Canada and the Republic of Yemen. In 2000 the Company also operated in the United States (see Note 2). The capital assets in each geographic segment are disclosed in Notes 3 and 4. The Company's revenue in the Republic of Yemen is based on a 30 day dated Brent average oil price less pricing differential and is paid monthly by operator.

The results of operations for the year ended December 31, 2001 are comprised of the following:

	Canada	Republic of Yemen	Total
REVENUE			
Oil and gas sales, net of royalties	$ 1,553,409	$ 7,000,676	$ 8,554,085
EXPENSES			
Operating	407,277	1,133,092	1,540,369
Depletion and depreciation	357,000	2,405,000	2,762,000
Segmented operations	$ 789,132	$ 3,462,584	4,251,716
Other income			16,470
			4,268,186
General and administration			566,809
Interest on long-term debt			4,424
Income taxes			634,716
NET INCOME			$ 3,062,237

The results of operations for the year ended December 31, 2000 are comprised of the following:

	Canada	United States	Republic of Yemen	Total
REVENUE				
Oil and gas sales, net of royalties	$ 1,151,400	$ 302,827	$ 949,039	$ 2,403,266
EXPENSES				
Operating	289,988	103,158	106,108	499,254
Depletion and depreciation	311,000	82,400	242,000	635,400
Segmented operations	$ 550,412	$ 117,269	$ 600,931	1,268,612
Other income				278,514
				1,547,126
General and administration				1,139,599
Interest on long-term debt				13,522
Income taxes				86,038
NET INCOME				$ 307,967

11. COMPARATIVE FIGURES

Certain of the prior period's comparative figures have been reclassified to conform with the current period's presentation.

12. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles and practices (U.S. GAAP).

Escrowed shares

For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 187,500 escrow shares were released resulting in an increase in share capital of $833,333 with the offset to deficit.

Stock based compensation

In 1995, the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." The Company has a stock-based compensation plan as more fully described in Note 8. With regard to its stock option plan, the Company applies APB Opinion No. 25 as interpreted by FASB Interpretation No. 44 in accounting for this plan and accordingly no compensation cost has been recognized. Had compensation expense been determined based on fair value at the grant dates for the stock option grants consistent with the method of SFAS No. 123, the Company's net income would have been decreased by $302,000 (December 31, 2000 net income would have been decreased by $79,000). Basic and diluted net income per share would have been reduced to $0.05 (2000 - unchanged).

The foregoing information is calculated in accordance with the Black-Scholes option pricing model, using the following data and assumptions: volatility, as of the date of grant, computed using the prior one to three-year monthly average prices of the Company's common shares, which ranged from 113% to 114%; expected dividend yield - 0%; option terms to expiry - 5 years as defined by the option contracts; risk-free rate of return as of the date of grant - 5.29% to 6.03%.

Gain on sale of oil and gas properties

The Company sold all of its oil and gas properties in the United States in the year 2000. The gain on sale under United Sates GAAP was $145,000 less than under Canadian GAAP arising from ceiling test differences. Under SEC regulations, the future net revenue as calculated for the ceiling test excludes future overhead costs and must be discounted at 10%. This is not required under Canadian GAAP. The effect of applying this provision to the Company's financial statements in previous years resulted in a higher net book value of capital assets in the United States by $145,000.

Flow through shares

The Company records the renouncement of deductions related to flow through shares by reducing the share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders in the period in which the expenditures are renounced. United States practice requires that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares is recognized in the determination of income tax expense for the period. In 2000, the effect of applying this provision to the Company's financial statements would result in an increase in income tax expense and future tax liability by $335,020 representing the tax effect of the flow through shares and a corresponding decrease to income tax expense and future tax liability by $335,020 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") approved SFAS No. 141, "Business Combinations" and issued this statement in July 2001. SFAS No. 141 establishes new standards for accounting and reporting requirements for business combinations and will require that the purchase method of accounting be used for all business combinations inititated after June 30, 2001. Use of the pooling of interest method will be prohibited. Management does not believe that SFAS No. 141 will have a material impact on the Company's financial statements.

In June 2001, the FASB approved SFAS No. 142 "Goodwill and Other Intangible Assets", which supersedes APB Opinion No. 17 "Intangible Assets". The FASB issued this statement in July 2001. SFAS No. 142 establishes new standards for goodwill acquired in a business combination and eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Management does not believe that SFAS No. 142 will have a material impact on the Company's financial statements.

In June 2001, the FASB approved SFAS No. 143, "Accounting for Asset retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management does not believe that SFAS No. 143 will have a material impact on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", resolving significant implementation issues related to FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a business segment. SFAS No. 144 is effective for the fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management does not believe that SFAS No. 144 will have material impact on the Company's financial statements.

Had the Company followed U.S. GAAP, the shareholders' equity would have been reported as follows:

	2001		2000	
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Share capital	$ 35,637,019	$ 36,805,372	$ 35,410,004	$ 36,578,357
Deficit	(17,724,698)	(18,893,051)	(20,786,935)	(21,955,288)
	$ 17,912,321	$ 17,912,321	$ 14,623,069	$ 14,623,069

The reconciling items between share capital and deficit for Canadian and United States GAAP are $833,333 related to escrowed shares and $335,020 related to flow through shares as described above.

Had the Company followed U.S. GAAP, the statement of operations would have been reported as follows:

	2001	2000
Net income for the year under Canadian GAAP	$ 3,062,237	$ 307,967
Effect of gain on sale of oil and gas properties	-	(145,000)
Net income for the year under U.S. GAAP	$ 3,062,237	$ 162,967
Net income per share under U.S. GAAP	$ 0.06	$ -

OFFICERS AND DIRECTORS

Robert A. Halpin
Director, Chairman of the Board

Ross G. Clarkson
Director, President & CEO

Lloyd W. Herrick
Director, Vice President & COO

Erwin L. Noyes
Director

Geoffrey C. Chase
Director

David C. Ferguson
Vice President, Finance, CFO & Secretary

EXECUTIVE OFFICES

TransGlobe Energy Corporation
#2900, 330-5th Avenue S.W.
Calgary, Alberta, Canada, T2P 0L4

Telephone: (403) 264-9888
Facsimile: (403) 264-9898
Website: www.trans-globe.com
E-mail: trglobe@trans-globe.com

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
Calgary, Toronto, Vancouver

LEGAL COUNSEL

Davis & Company
Vancouver, British Columbia

BANKER

National Bank of Canada
Calgary, Alberta

AUDITOR

Deloitte & Touche, LLP
Calgary, Alberta

EVALUATION ENGINEERS

Fekete Associates Inc.
Calgary, Alberta
Outtrim Szabo Associates Ltd.
Calgary, Alberta

STOCK EXCHANGE LISTINGS

TSE: TGL
OTC-BB: TGLEF

TransGlobe Energy Corporation

#2900, 330-5th Avenue S.W.
Calgary, Alberta, Canada, T2P 0L4
Telephone: (403) 264-9888
Facsimile: (403) 264-9898
Website: www.trans-globe.com
E-mail: trglobe@trans-globe.com

TRANSGLOBE ENERGY CORPORATION
Suite 2900, 330 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Tel: (403) 264-9888
Website: www.trans-globe.com

Notice of Annual and Extraordinary General Meeting of Shareholders

Notice is hereby given that the Annual General Meeting of Shareholders (the "Meeting") of TransGlobe Energy Corporation (the "Company") will be held at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Thursday, May 30, 2002, at the hour of 2:30 p.m., for the following purposes:

1. To receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2001 and the Auditors' Report thereon.

2. To elect five directors to serve until the next annual general meeting of shareholders or until their successors are elected or appointed.

3. To appoint Deloitte & Touche LLP as auditor of the Company and to authorize the directors to fix their remuneration.

4. To authorize the directors of the Company to issue, pursuant to one or more private placements, during the 12 month period commencing May 31, 2002, common shares of the Company or securities convertible into common shares of the Company, consisting of up to 51,494,801 common shares as is more particularly described in the Company's Information Circular dated April 15, 2002.

5. To approve an ordinary resolution to increase in the authorized capital of the Company to 500,000,000 common shares without par value as is more particularly described in the Company's Information Circular dated April 15, 2002.

6. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Board of Directors has fixed April 24, 2002 as the record date for determining the shareholders who are entitled to vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy in accordance with the instructions of their broker or as set out in the proxy form and in the Proxy Statement and Information Circular accompanying this Notice. Please advise Computershare Trust Company of Canada of any change in your mailing address.

DATED at Calgary, Alberta this 15th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Ross G. Clarkson, President and Chief Executive Officer

TRANSGLOBE ENERGY CORPORATION

Proxy Statement and Information Circular
Dated as of April 15, 2002

This Proxy Statement and Information Circular (the "Proxy Statement"), accompanying Notice of Meeting, the annual report and form of proxy are expected to be mailed to registered shareholders on or before April 26, 2002. The Company is registered with the U. S. Securities and Exchange Commission (the "SEC"). The Company is a "foreign private issuer" as defined in Rule 3b-4 under the *Securities Exchange Act of 1934* (United States) (the "1934 Act"). Therefore, the Company is exempt from the proxy requirements of the 1934 Act and this Information Circular complies with the Canadian requirements for Information Circulars.

Exchange Rates

All dollar amounts in the Information Circular, unless otherwise indicated, are stated in United States currency. The Company has adopted the US dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the US dollar in terms of Canadian dollars as reported by the Bank of Canada were as follows for the years ended December 31, 2001 ("Fiscal 2001"), December 31, 2000 ("Fiscal 2000") and December 31, 1999 ("Fiscal 1999"):

	Year Ended December 31, 2001	**Year ended December 31, 2000**	**Fifteen Month Period Ended December 31, 1999**
End of Period	C$1.5928	C$1.4995	C$1.4433
Period Average	C$1.5484	C$1.4854	C$1.4970

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the Management of TransGlobe Energy Corporation (the "Company") for use at the Annual and Extraordinary General Meeting of the Shareholders of the Company to be held on May 30, 2002 (the "Meeting"), and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by employees of the Company at nominal cost. All costs of solicitation by Management will be borne by the Company.

The Company has made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to unregistered shareholders (beneficial shareholders) of the Company who have advised their broker or intermediary that they wish to receive such material. In addition, the Company asks banks and brokers in the United States to forward copies to persons for whom they hold Common Shares of the Company and request authority for execution of the proxies. The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so.

Appointment and Revocation of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors of the Company and were designated by the Management of the Company. **A registered shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy.** A proxy will not be valid unless a properly completed proxy form is received at the office of the Company's Transfer Agent and Registrar, Computershare Trust

Company of Canada, #600 - 530 8th Avenue S.W., Calgary, Alberta T2P 3S8, fax (403) 267-6529 at least 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or adjournment thereof.

A registered shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the Calgary office of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

Shareholders who do not hold their Common Shares registered on the Company's Register of Members in their own name (referred to herein as "Beneficial Shareholders") are advised that corporate law requires that the Company may recognize proxies duly executed by shareholders of record. Beneficial Shareholders who wish to complete and return a proxy must follow the instructions of the person (usually a brokerage house or depository company, called an "intermediary") who holds their Common Shares as the shareholder of record. Every such intermediary has its own mailing procedure and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders should be similar to that provided by the Company to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders registered as of the Record Date of April 24, 2002 on the Company's shareholder list maintained by the Company's Registrar and Transfer Agent unless specifically stated otherwise.

Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. **If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares FOR all of the resolutions described herein.**

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the Management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Quorum

The voting securities of the Company are entitled to one vote each, and the number outstanding as of the date hereof is 51,494,801 Common Shares. Only shareholders of record by 4:30 p.m. (Calgary time) on April 24, 2002, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence in person or by proxy of at least two persons entitled to vote is necessary to convene the Meeting. Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval three quarters of the votes cast in respect of the resolution.

Principal Holders of Voting Securities

To the knowledge of the Company, there is no person who owns beneficially, directly or indirectly, more than 10% of the Common Shares of the Company.

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of Management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by Management, unless authority to vote the proxies in the election of directors is withheld.

Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Province newspaper on April 3, 2002 inviting written nominations for directors. No such nominations have been received by the Company.

The directors have fixed the number of directors to be elected at five. The persons named in the following table are Management's nominees to the Board. All of Messrs. Halpin, Clarkson, Herrick, Noyes and Chase are ordinarily resident in Canada.

The names, addresses, the number of Common Shares held in the Company and current chief occupations of the nominees to the Board of Directors of the Company and the present officers of the Company are as follows:

Name and Position with the Company	Number of Voting Securities	Principal Occupation	Date First Appointed
Robert A. Halpin [1,2] Chairman of the Board and Director	367,585 [3]	Retired Petroleum Engineer; President and owner, Halpin Energy Resources Ltd., which provides consulting services on international energy projects.	Mar. 21, 1997
Ross G. Clarkson President, CEO and Director	1,701,072 [4]	President and Chief Executive Officer of the Company since December 4, 1996, with over 25 years oil and gas industry experience as a senior geological advisor.	Oct. 11, 1995
Lloyd W. Herrick Vice President, Chief Operating Officer and Director	315,000 [5]	Vice President and Chief Operating Officer of the Company since April 28, 1999, with over 25 years experience in both domestic and international oil and gas exploration and development.	Apr. 28, 1999

Name and Position with the Company	Number of Voting Securities	Principal Occupation	Date First Appointed
Erwin L. Noyes [1,2] Director	130,747 [6]	Retired since July 31, 2000, Vice-President, International Operations of the Company, with over 30 years experience in the oil and gas industry.	Oct. 11, 1995
Geoffrey C. Chase [1,2] Director	153,000 [7]	Retired Senior Vice President, Business Development, with Ranger Oil, with over 35 years of experience in the oil and gas industry.	Aug. 11, 2000

1 Members of the Company's Audit Committee.

2 Members of the Compensation Committee.

3 Mr. Halpin also holds incentive stock options to purchase 140,000 Common Shares at $0.22 per share expiring June 18, 2003, and to purchase 15,000 Common Shares at $0.22 per share expiring January 8, 2004 (see "Incentive Stock Options" below).

4 Mr. Clarkson also holds incentive stock options to purchase 307,500 Common Shares at $0.22 per share, expiring June 18, 2003, and to purchase 154,500 Common Shares at C$0.73 per share, expiring August 11, 2005.

5 Mr. Herrick also holds incentive stock options to purchase 270,000 Common Shares at $0.22 per share, expiring April 28, 2004, and to purchase 135,000 Common Shares at C$0.73 per share, expiring August 11, 2005.

6 Mr. Noyes also holds incentive stock options to purchase 257,500 Common Shares at $0.22 per share, expiring June 18, 2003, and to purchase 150,000 Common Shares at C$0.73 per share, expiring August 11, 2005.

7 Mr. Chase holds incentive stock options to purchase 140,000 Common Shares at C$0.73 per share, expiring August 11, 2005.

Robert A. Halpin

Mr. Halpin brings to the Company over 40 years experience in the petroleum industry worldwide as a self-employed consultant (1993 to present); as Vice-President of International Exploration & Production with Petro-Canada Resources of Calgary, Alberta (1988 to October, 1993) and in similar positions with Trend International Ltd., of Denver, Colorado; Saga Petroleum A.S. of Oslo, Norway; Amerada Hess Corporation and American Independent Oil Company, both of New York; Chevron Canada Ltd. in Saskatchewan and Manitoba and Mobil Oil Corporation in New York, Libya and Alberta. Mr. Halpin was a director of Fountain Oil Inc., a public company listed on the Nasdaq Stock Market Inc., from March 1995 to June 1999 and was Chairman of its Board from November 1995 to February 1997; and was a director of Pacific Tiger Energy Inc., a public company listed on the Montreal Exchange, from June 1997 to March 2001 and Chairman of its Board from March 1998 to March 2001; and was a director of Syner-Seis Technologies Inc., a public company listed on the Canadian Venture Exchange, from May 1997 to June 1999.

Ross G. Clarkson, P. Geol.

Mr. Clarkson was initially retained by the Company as a technical advisor to assist its Yemen concession prospect (now Block 32) and assist in negotiations with the Ministry of Oil and Mineral Resources, Republic of Yemen. He was appointed as President and Chief Executive Officer of the Company on December 4, 1996 and has served as a director of the Company since October 1995. Mr. Clarkson was formerly employed (1988 to 1996) as a senior geological advisor with Petro-Canada, a major Canadian oil company, and has in excess of 25 years domestic and international oil and gas exploration experience, including Resident Manager of Petro-Canada (Yemen) Inc. (1990 to 1993); Senior Project Geologist with Canadian Occidental Petroleum Ltd., now Nexen Inc., in Yemen in 1987 and supervisor of international exploration/geologist with Ranger Oil Limited (1979 to 1986). His international familiarity extends to Oman, the United Arab Emirates, Indonesia, Thailand, China, Australia, the North Sea, South America and Africa. Ross Clarkson may be considered to be a "promoter" of the Company as defined under securities laws in that he took the initiative in substantially reorganizing the Company in 1997 and 1998.

Lloyd W. Herrick, P.Eng.

Prior to joining TransGlobe in April 1999 Mr. Herrick was President, Chief Executive Officer and member of the Board of Moiibus Resource Corporation ("Moiibus") (1997 to 1999), an Alberta Stock Exchange listed company which TransGlobe acquired in April 1999. Mr. Herrick is a professional engineer with more than 25 years of oil and gas experience, primarily in North America. Prior to Moiibus Resource Corporation, Mr. Herrick was with Ranger Oil Limited (1982 to 1997), serving in a variety of technical and management/executive positions including Vice President - Canadian Production from 1993 onward. Prior thereto, he was a petroleum engineer with Rupertsland Resources Ltd. (1981 to 1982) and a production, evaluations engineer with Hudson's Bay Oil & Gas Ltd. (1975 to 1981).

Erwin L. Noyes

Mr. Noyes was initially engaged by the Company as a consultant to assess its Yemen concessions and to assist with related negotiations. He has served as a director since October, 1995. Mr. Noyes was acting President November 8, 1996 to December 4, 1996, Vice-President, Operations of the Company (on a part-time basis) from November 8, 1996 to April 26, 1999 and Vice President, International Operations from April 26, 1999 to his retirement on July 31, 2000. Mr. Noyes brings to the Company over of 30 years of oil and gas exploration and production experience in both domestic and international operations; including as General Manager in the Republic of Yemen for Canadian Occidental Petroleum Ltd., now Nexen Inc., (1987 to 1991), during which time he managed that company's oil exploration program, as a self-employed consultant (1991 to 1996), and with several Canadian Occidental affiliates, as Production Manager in Calgary (1982 to 1986) and as Gas Operations Manager for Canada Cities Service, responsible for all gas production/processing, pipeline and facilities construction (1978 to 1982).

Geoffrey C. Chase, P.Eng.

Mr. Chase joined the Board in August 2000. He brings over 35 years of oil and gas operations experience to the Company. Prior to taking early retirement, Mr. Chase worked for Ranger Oil Limited for 28 years in numerous positions, overseeing both domestic and international operations. In his most recent position with Ranger Oil Limited, he was Senior Vice President, Business Development, responsible for identifying, assessing and negotiating international petroleum development opportunities. In addition to his duties at Ranger, Mr. Chase also served on the board of Direct Energy Marketing Ltd. (DEML), a private gas marketing company, and was Chairman of its Board from 1990 to 1994.

Statement of Executive Compensation

1. Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer and other senior officers whose total salary and bonus exceeded C$100,000 per year, and any individual who would have been included except for the fact that such individual was not serving as an officer of the Company at the end of the most recently completed financial year end ("Executive Officers"). During Fiscal 2001 the Company had three Executive Officers, namely, Mr. Ross G. Clarkson, President and Chief Executive Officer, Mr. Lloyd W. Herrick, Vice-President and Chief Operating Officer and Ms. Mary J. Chandler, Vice-President, Finance and Chief Financial Officer (the "Named Executive Officers"). Ms. Chandler resigned as Vice-President, Finance and Chief Financial Officer on June 1, 2001. The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for each of the last three fiscal years, and for Mr. David C. Ferguson, who was appointed Vice-President, Finance and Chief Financial Officer effective June 1, 2001.

2. Summary Compensation Table

Name	Position with Company	Year	Annual Compensation			Long-Term Compensation			All other Compen-sation (C$)
			Salary C$	Bonus (C$)	Other Annual Compen-sation (C$)[5]	Securities under options/ SARs Granted	Restricted Shares or Restricted Share Units (C$)[6]	LTIP Payouts (C$)[6]	
Ross Clarkson[1]	President and CEO	2001	150,000	25,000[11]	Nil	462,000	Nil	Nil	Nil
	President and CEO	2000	120,000	10,000	Nil	582,000	Nil	Nil	Nil
	President and CEO	1999[7]	150,000	Nil	Nil	307,500	Nil	Nil	Nil
Lloyd Herrick[2]	Vice-President and COO	2001	150,000	Nil	Nil	405,000	Nil	Nil	Nil
	Vice-President and COO	2000	120,000	10,000	Nil	405,000	Nil	Nil	Nil
	Vice-President and COO	1999[8]	80,000	Nil	Nil	270,000	Nil	Nil	Nil
Mary Chandler[3]	Vice-President, Finance and CFO	2001[9]	62,408	Nil	Nil	Nil	Nil	Nil	Nil
	Vice-President, Finance and CFO	2000	93,000	7,750	Nil	330,000	Nil	Nil	Nil
	Vice-President, Finance and CFO	1999[8]	62,000	Nil	Nil	220,000	Nil	Nil	Nil
David Ferguson[4]	Vice President, Finance and CFO	2001[10]	68,838	Nil	Nil	200,000	Nil	Nil	Nil

1 Mr. Clarkson was appointed President and Chief Executive Officer on December 4, 1996.

2 Mr. Herrick was appointed Vice-President and Chief Operating Officer on April 28, 1999.

3 Ms. Chandler was appointed Vice-President, Finance and Chief Financial Officer on April 28, 1999 and resigned as Vice-President, Finance and Chief Financial Officer effective June 1, 2001.

4 Mr. Ferguson was appointed Vice-President, Finance and Chief Financial Officer on June 1, 2001.

5 All other compensation and benefits do not exceed the lesser of C$50,000 and 10% of their salary and bonus.

6 There are no outstanding restricted shares or units and the Company does not have a long term incentive plan, pension plan or other compensatory plan for its executive officers.

7 This is for the 15 month financial year ended December 31, 1999, whereas 2000 and 2001 are for the 12 month financial years ended December 31.

8 This is for the period April 29 to December 31, 1999.

9 This is for the period January 1 to June 30, 2001.

10 This is for the period June 1 to December 31, 2001.

11 This is the deemed value of the 50,000 Common Shares issued during Fiscal 2001 relating to the Company reaching the cash flow target of $500,000 in Fiscal 2000; see "Employment Contracts".

3. Incentive Stock Options and SARs

During the financial year ended December 31, 2001, the Company did not grant any stock options to its Named Executive Officers, make any replacement grants of any stock options or reprice any stock options previously awarded. The Company did grant stock options to Mr. Ferguson and another new employee.

The Board of Directors of the Company adopted a stock option plan, dated April 16, 1997, as amended on October 16, 1997, December 2, 1997, July 12, 1999, March 7, 2000 and March 22, 2001 (the "Stock Option Plan") which was approved by The Toronto Stock Exchange (the "TSE"), and by the shareholders of the Company at the last Annual General Meeting. The maximum number of Common Shares to be issued upon the exercise of options granted under the Stock Option Plan is 5,052,580 Common Shares. The Stock Option Plan governs all future grants of stock options.

Key provisions of the Stock Option Plan are as follows. Senior officers, key employees, consultants and directors of the Company and its subsidiaries are eligible for a grant of options to provide an incentive for them to work for the Company ("Incentive Options"). Also, subject to the Applicable Laws, a person investing in (including lending money to) TransGlobe who is considered by the TSE to be an insider or an associate of an insider or otherwise not at arms' length to TransGlobe and thus not entitled to receive warrants which would otherwise be granted by TransGlobe in connection with such investment in TransGlobe (an "Investor") are eligible for investor options. No single officer, employee, or director of the Company may receive options for more than 5% of the issued and outstanding Common Shares. The total number of Common Shares to be issued upon the exercise of options granted under the Stock Option Plan to consultants may not exceed 2%, and the number in any one year may not exceed 1%, of TransGlobe's issued and outstanding Common Shares. All options granted under the Stock Option Plan will have a per-share exercise price not less than the trading market value of a Common Share on the date an option is granted; they will be non-transferable, except on the death of an optionee, and (except in the case of options granted to Investors as such) will vest, or become exercisable, as to 50% of the options, six months after the grant date, and as to the remaining 50%, one year from the grant date. The Stock Option Plan will terminate on April 16, 2007.

The options have a maximum term of five years from the date of grant. No option or any interest therein will be transferable or assignable otherwise than by will or pursuant to the laws of succession. If any optionee ceases to be eligible for a grant of options under the Stock Option Plan for any reason (a "Termination"), (except in the case of options granted to Investors as such) except the death of an optionee or by reason of retirement pursuant to an established retirement policy of the Board, all options granted to the optionee under the Stock Option Plan and then held by the optionee will, to the extent such options were exercisable immediately prior to Termination, continue to be exercisable by the optionee for a period of 30 days following Termination or until the expiration date of the option if earlier. If termination is by reason of retirement pursuant to an established employee retirement policy of the Board, all options held by the retiring optionee will become vested and exercisable, to the extent not already vested and exercisable, immediately prior to retirement, and they continue to be exercisable until their original expiration date. The Company's retirement policy for directors is that if a director either resigns or agrees not to be re-nominated by management for election at an annual general meeting after January 1, 2000, so long as the director has served as director of the Company or of one of its subsidiaries for at least two years, such director's stock options shall not terminate 30 days following the time such director ceases to be a director but rather shall continue until the earlier of the expiration date of the option and one year following the time such director ceases to be a director. In the event of the death of an optionee (except in the case of options granted to Investors as such) all options granted to the optionee under the Stock Option Plan and held by the optionee immediately before death will, to the extent such options were exercisable at that time, continue to be exercisable by the legal representative of the optionee for a period of six months following the death of the optionee or until the expiration date of the option if earlier.

In the event of a consolidation or merger in which the Company is not the surviving company, or in the event its outstanding Common Shares are converted into securities of another entity or exchanged for other consideration, or in the event of an offer for Common Shares of the Company being made by a third party that constitutes a take-over bid as that term is defined in the *Securities Act* (Alberta) or would constitute a take-over bid as that term is defined in the *Securities Act* (Alberta) but for the fact that the offeree is not in Alberta, all outstanding options will immediately vest, provided, however, that if such transaction does not close, all such options will be deemed not to have vested.

Presently there are outstanding a total of 1,994,500 stock options under the Stock Option Plan at exercise prices of $0.22, C$0.39, C$0.55 and C$0.73 per Common Share to a total of 11 persons who are eligible optionees under the Stock Option Plan. No one person has in excess of 462,000 incentive stock options (0.9%). No stock options were granted to Named Executive Officers under the Stock Option Plan during the most recently completed financial year, although options were granted to the new Chief Financial Officer who was not within the definition of "Named Executive Officer", see "Incentive Stock Options" below. In addition there are 385,000 "inducement" stock options granted outside the Stock Option Plan at exercise prices of $0.22 and C$0.45, as permitted by the policies of the TSE.

A copy of the Stock Option Plan is available for inspection during normal business hours at the Company's business office at Suite 2900, 330 - 5th Avenue SW, Calgary, Alberta, and at the Company's registered office at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia.

The following tables set out particulars concerning incentive stock option grants and exercises to or by the Named Executive Officers during the last completed financial year and the fiscal year-end value of unexercised options.

Option Grants During the Most Recently Completed Financial Year

Executive Officer	Common Shares Under Options Granted	% of Total Options Granted in Financial Year	Exercise Price ($/Common Share)	Market Price on Date of Grant ($/Common Share)	Expiration Date
David Ferguson	200,000	83.33%	C$0.55	C$0.55	June 1, 2006

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year-end Option Values

Named Executive Officer	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (C$)	Unexercised Options at FY-End (#)	Value of Unexercised In-the-Money Options at FY-End (C$)
Ross Clarkson	nil	nil	462,000	$98,272(1)
Lloyd Herrick	nil	nil	405,000	$86,288(1)
Mary Chandler	100,000	18,219(2)	0	0
David Ferguson	nil	nil	200,000	$12,000(3)

(1) Using the exchange rate as of December 31, 2001 which was C$1.5928, the exercise price of $0.22 and the closing price on the TSE on December 31, 2001 which was C$0.67; the closing price on the NASD OTC Bulletin Board on December 31, 2001 was $0.41.

(2) Using the exchange rate as of June 4, 2001 which was C$1.5355, the exercise price of $0.22 and closing price on the TSE on June 4, 2001 which was C$0.52; the closing price on the NASD OTC Bulletin Board on June 4, 2001 was $0.36.

(3) Using the exercise price of C$0.55 and closing price on the TSE on December 31, 2001 which was C$0.67 for the vested portion of the options, being 100,000.

4. Employment Contracts and Termination of Employment, and Change in Control Arrangements

Mr. Ross Clarkson was appointed President and Chief Executive Officer of the Company on December 4, 1996, which appointment will continue until December 4, 2002. Pursuant to Mr. Clarkson's employment contract with the Company, in return for a full-time commitment to the Company, he received a monthly salary of C$12,500 (approx. U.S. $8,073 in Fiscal 2001. Mr. Clarkson is also entitled to a performance bonus payable in fully paid Common Shares of the Company, upon the Company's cash flow reaching specified amounts as follows:

Cash Flow*	Bonus
$500,000	50,000 Common Shares
$2,000,000	An additional 100,000 Common Shares
$5,000,000	An additional 150,000 Common Shares

* Cash Flow is defined as that amount determined in the Company's annual audited financial statements as "cash flow generated from operations" within Canadian generally accepted accounting principles.

Pursuant to the employment contract, the Company issued to Mr. Clarkson 50,000 Common Shares during Fiscal 2001 and 250,000 Common Shares in March 2002.

Mr. Lloyd Herrick was appointed Vice President and Chief Operating Officer of the Company on April 28, 1999, which appointment will continue until December 4, 2002 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Herrick's employment contract with the Company, in return for a full-time commitment to the Company, he received a monthly salary of C$12,500 (approx. U.S. $8,073) in Fiscal 2001.

Ms. Mary Chandler was appointed Vice President, Finance and Chief Financial Officer of the Company on April 28, 1999, which appointment continued until her resignation effective June 1, 2001. Pursuant to Ms. Chandler's employment contract with the Company, in return for a full-time commitment to the Company, she received a monthly salary of C$9,834 (approx. U.S. $6,351) in Fiscal 2001.

Mr. David Ferguson was appointed Vice President, Finance and Chief Financial Officer of the Company on June 1, 2001, which appointment will continue until December 2, 2002 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Ferguson's employment contract with the Company, in return for a full-time commitment to the Company, he received a monthly salary of C$9,834 (approx. U.S. $6,351) in Fiscal 2001.

Each of the employment contracts may be terminated by the executive officer on 30 days' written notice. In addition, if the Board of Directors does not have a majority of its members comprised of Mr. Halpin, Mr. Clarkson, Mr. Noyes, Mr. Herrick and others whose election was proposed by them, Messrs. Clarkson and Herrick may, within six months after that event, elect to terminate the contract and his employment, and the Company will pay to him a retirement allowance in an amount equal to 24 months for Messrs. Clarkson and Herrick, of his then current salary. If the executive officer should die during the term of the contract, the Company is required to pay his estate an amount equal to six months of his then current salary. The employment contracts also provide for the customary medical, dental and life insurance benefits and vacation entitlement.

4. Composition of Compensation Committee

The Compensation Committee in Fiscal 2001 was comprised of Messrs. Chase, Halpin and Noyes, none of whom was, during Fiscal 2001, an officer or employee of the Company or of any of its subsidiaries. Mr. Noyes was formerly an officer of the Company from late 1996 to mid 2000, when he retired. Mr. Halpin purchased flow-through Common Shares of the Company in the December 2001 private placement, at the market price.

5. Report on Executive Compensation

The Compensation Committee provides the Board of Directors with recommendations on the Company's executive compensation program, including allocation of stock options. The Company's executive compensation program is designed to provide incentives for the enhancement of shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interests of management with those of the shareholders, and to reward individual and team performance. The compensation package has been structured so as to link shareholder return, measured by the change in share price, with executive compensation through the use of stock options as the primary element of variable compensation. The amount of cash compensation and outstanding options are considered when determining additional option grants. The Company does not have a pension plan for its senior executives or other employees.

The cash compensation of the Named Executive Officers is set out in their employment agreements and was determined by the Compensation Committee of the Company at the time of signing the employment agreements between the Company and each of the Named Executive Officers. See "Employment Contracts and Termination of Employment, and Change in Control Arrangements". It is believed that the cash compensation payable to the Company's executive officers under these agreements is consistent with the range of compensation paid to executives of companies similar to the Company who have comparable duties and responsibilities, and the Compensation Committee at that time considered a published study of oil and gas companies of a similar size, although no specific comparatives from that report are presently available. The employment agreements are coming up for renewal in November 2002, at which time the Compensation Committee will consider the executive compensation program as it compares with the industry and taking into account the Company's size and shareholder return.

Submitted by the Compensation Committee:

Robert Halpin, Chairman
Erwin Noyes
Geoff Chase

6. Performance Graph

The following graph compares the cumulative shareholder return on C$100 investment in Common Shares of the Company to a similar investment in companies comprising the TSE Oil & Gas Index, including dividend reinvestment, for the period September 30, 1996 to December 31, 2001:


$180
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TransGlobe

7. Report on Compensation of Directors

Until Fiscal 2000, the directors, in their capacity as directors of the Company, did not receive any fees on an annual or per meeting basis, but the Company periodically granted to its directors incentive stock options to purchase Common Shares (see "Incentive Stock Options"). (Refer to the "Summary Compensation Table" for amounts paid to the directors who are Named Executive Officers during the three most immediately preceding completed financial years, all of which was paid to them in their capacity as officers, not as directors.)

With production on Block 32 on stream, in Fiscal 2000 the board of directors resolved to pay outside directors C$6,000 annually and the Chairman of the Board C$8,000 annually and that any outside director that was a member of one or more committees is entitled to an additional C$2,000 per year. This payment is currently made semi-annually on January 1 and July 1 of each year.

Indebtedness of Directors, Executive Officers and Senior Officers

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

Interests of Insiders in Material Transactions

In December, 2001, the Company completed a private placement of 519,000 flow through Common Shares at C$0.49 per share (which was the market price at the time) for gross proceeds of C$254,310. The private placement was fully subscribed by the executive officers and one of the outside directors of the Company. The funds will be used to fund a portion of the Canadian exploration and development budget in 2002.

Other than transactions carried out in the normal course of business of the Company, no director or senior officer of the Company or of its subsidiaries, nor any of their associates or affiliates has since the commencement of the Company's last completed financial year had any material interest, direct or indirect, in any other transactions which materially affected the Company or in any proposed transaction which has or would materially affect the Company (or any of its subsidiaries).

Appointment of Auditor

Unless otherwise instructed, the proxies given to management pursuant to this solicitation will be voted for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors of the Company. Deloitte & Touche LLP has served as the independent auditor for the Company since October 15, 1999.

The financial statements of the Company are required by Canadian law to be, and they have been, prepared in accordance with Canadian generally accepted accounting principles and audited in accordance with Canadian generally accepted auditing standards.

Particulars of Matters to be Acted Upon

Authorization for Large Equity Financings

Management of the Company currently anticipates that revenue from operations will be sufficient to fund the proposed 2002 exploration and development program. However, should new properties or prospects be found on advantageous terms, or should the Company decide to develop additional development and production infrastructure in Yemen, management of the Company may consider it to be in the best interests of the Company to conduct an equity financing to raise the money to pay for it, and if so, such equity financing might be structured as a private placement. Under the rules of the TSE the aggregate number of Common Shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of Common Shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities. The TSE has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Company's issued and outstanding share capital is currently 51,494,801 Common Shares and the Company proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements in the 12 month period commencing on May 31, 2002 would not exceed 51,494,801 Common Shares in the aggregate, or 100% of the Company's issued and outstanding as at April 24, 2002.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a 12 month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSE which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
C$0.50 or less	25%
C$0.51 to C$2.00	20%
Above C$2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, the Company requests that its shareholders pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the 12 month period commencing May 31, 2002 of such number of securities that would result in the Company issuing or making issuable 51,494,801 Common Shares as is more particularly described in the Company's Information Circular dated April 15, 2002, is hereby approved." (the "Financing Resolution")

The Board of Directors unanimously recommends a vote FOR the Financing Resolution to authorize private placements during the upcoming year.

Increase in the Authorized Capital of the Company

The present authorized capital of the Company is 100,000,000 Common Shares. Most Canadian public companies have an authorized capital of an unlimited number of shares, but this is not permitted by the Company's jurisdiction of incorporation. Management of the Company considers it would be in the best interests of the Company to increase the authorized capital of the Company to 500,000,000 Common Shares, so as to provide maximum flexibility to the Company and to enable it, subject to the approval of The Toronto Stock Exchange, to issue additional shares in a wide variety of circumstances without the need to incur the expense of an extraordinary shareholders' meeting. The Company therefore requests that its shareholders pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the Memorandum of the Company be amended by increasing the authorized capital of the Company from 100,000,000 to 500,000,000 Common Shares without par value, is hereby approved." (the "Authorized Capital Resolution")

It is important to note that increasing the authorized capital does not mean that the Company will issue additional Common Shares. At present it has 51,494,801 Common Shares issued and outstanding, and in order to issue additional Common Shares, the Board of Directors needs to be satisfied that such issuance is in the best interest of the Company, and that the shares have been fully paid for by cash, past services or assets with a value of not less than the issue price of the shares (which is regulated by The Toronto Stock Exchange, see above). Increasing the authorized capital of the Company gives it the flexibility to enable the Board of Directors to be able to take advantage of opportunities as they arise.

The Board of Directors unanimously recommends a vote FOR the Authorized Capital Resolution to increase the authorized capital of the Company.

Other Matters

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

Annual Report

The Annual Report of the Company for the fiscal year ended December 31, 2001 (containing the President's Report, the audited consolidated financial statements and management's discussion and analysis) and a letter to shareholders accompany this Information Circular, Notice and Form of Proxy.

A copy of the Company's Annual Information Form in Form 20-F, filed with the U.S. Securities and Exchange Commission and with the British Columbia, Alberta, Ontario and Quebec Securities Commissions, may also be obtained without charge by writing to the Company at the address listed above, or from SEDAR (http://www.sedar.com), the Canadian electronic securities filing system.

Statement of Corporate Governance Practices

The Board of Directors has overall responsibility for the management of the business and affairs of the Company. At regularly scheduled meetings, the Board and the Audit Committee of the Board receive and discuss reports prepared by management which address strategic and operating issues, assess actual performance against planned performance, and assess the overall financial position of the Company. Regular Board meetings have been scheduled approximately quarterly since December, 1996. Additional meetings are convened if necessary.

The rules and policies of the TSE require corporations listed on the TSE to disclose their corporate governance practices with reference to a series of guidelines for effective corporate governance (the "Corporate Governance Guidelines") adopted by the TSE.

Set out below is the Company alignment to the Corporate Governance Guidelines:

Guidelines	Does the Company Align?	Comments
1. The Board should explicitly assume responsibility for stewardship of the Company and specifically for:		
(a) adoption of a strategic planning process;	Yes	One Board meeting each year is designated for a review of the annual plan and strategic planning.
(b) identification of principal risks and implementing risk-managing systems;	Yes	The full Board is responsible for monitoring the Company's risks. Specific risk areas are monitored by the Audit Committee of the Board.
(c) succession planning and appointing, training and monitoring of senior management;	Yes	The full Board is responsible for succession planning and appointing, training and monitoring of senior management. The Compensation Committee of the Board conducts an annual review of senior officers and also considers any appropriate development programs.
(d) a communications policy; and	Yes	The Board is in the process of adopting a formal written Disclosure Policy, and the Company's practices try to ensure effective communication between the Company, its shareholders and the public, while ensuring avoidance of selective disclosure. Currently, the President and other officers respond to inquiries, the Company's website is updated regularly, and the Company intends to continue to upgrade its communication strategy as its budget allows.

Guidelines	Does the Company Align?	Comments
(e) integrity of internal controls and management information systems.	Yes	The Board has, through the appointment of two committees, put in place an effective system for monitoring the implementation of corporate strategies. Each of the following committees is responsible to review and advise the Board on implementation of corporate strategy in the noted areas: (a) Compensation Committee: employment and remuneration and allocation of stock options; (b) Audit Committee: internal financial controls, management information systems, safeguarding of assets, compliance with financial reporting and accounting principles and oversight of financial plans.
2. The majority of directors should be unrelated (independent of management and free from any conflict of interest), and in addition, if the Company has a significant shareholder, the board should include a number of directors who are independent of that significant shareholder.	Yes	In Fiscal 2001, the Company had three unrelated directors and two directors who were part of management. The Company is continuously looking for possible outside directors who would make a real concrete addition to the Board of Directors. There is no "significant shareholder" as defined by the TSE.
3. Disclose for each director, whether he or she is unrelated, or if not, how he or she is related and how that conclusion was reached.	Yes	*Robert A. Halpin* - Chairman of the Board, unrelated to management. *Ross G. Clarkson* - President and CEO, is part of management. *Lloyd W. Herrick* - COO and VP, is part of management. *Geoffrey C. Chase* - unrelated to management.

Guidelines	Does the Company Align?	Comments
		Erwin L. Noyes - unrelated to management. For the unrelated directors, none of them or their associates has in the last fiscal year: -worked for the Company as an officer, employee or on contract; or -received remuneration from the Company in excess of directors' fees.
4. The Board should appoint a committee, composed exclusively of non-management directors, the majority of whom are unrelated, responsible for the appointment and assessment of directors.	No	The full Board is responsible for the assessment and appointment of directors.
5. Every corporation should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board, its committees and of individual directors.	Yes	The Board has an informal consultative process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. This process is used with respect to both the appointment of new and the assessment of continuing directors.
6. Every corporation should provide orientation and education programs for new directors.	Yes	New directors are provided opportunities to meet with management, tour properties and receive reports relating to the Company's business and affairs.
7. Every corporation should examine the size and, where appropriate, consider reducing the size of the Board with a view to improving effectiveness.	Yes	The Board from time to time reviews the contributions of the directors, and considers whether the current size of the Board promotes effectiveness and efficiency. The Board believes its current reduced size does so.
8. The Board should review the adequacy and form of compensation of the directors in light of risks and responsibilities.	Yes	The Board and the Compensation Committee review the adequacy and form of the compensation of directors annually. The Board considers the time commitment, comparative fees and responsibilities in determining remuneration.

Guidelines	Does the Company Align?	Comments
9. Committees should be generally composed of non-management directors, the majority of whom are unrelated to management.	Yes	The Compensation Committee and the Audit Committee each are comprised of three unrelated, non-management directors.
10. The Board should expressly assume responsibility for, or appoint a committee for, developing the Company's approach to corporate governance issues.	Yes	The full Board is responsible for developing and monitoring the Company's approach to governance issues.
11. (a) The Board, together with the CEO, should develop position descriptions for:		
(i) the Board; and	No	There are no specific position descriptions for the Board, since the Board has broad plenary power. Any responsibility which is not delegated to senior management or a Board Committee, remains with the full Board.
(ii) the CEO, including the limits to his responsibilities.	Yes	The CEO's position description is contained in his employment agreement, which was negotiated with the Compensation Committee and approved by it and by the Board. All new material projects and agreements are approved by the Board.
(b) The Board should approve the CEO's corporate objectives.	Yes	The CEO's objectives are set out in his employment contract (to reach specified amounts of Cash Flow, the current targets for which have been met) and at Board meetings.
12. The Board should establish structures and procedures to enable the Board to function independently of management.	Yes	The Chairman of the Board is not a member of management and has responsibility to ensure the Board discharges its responsibilities. Also, the Board's Audit and Compensation Committees permit the unrelated directors of the Board to meet regularly without management present.

Guidelines	Does the Company Align?	Comments
13. The Board should establish an Audit Committee, composed only of outside directors, with specifically defined roles and responsibilities, direct communication channels with the internal and external auditors and oversight responsibility for management reporting on internal control.	Yes	The Audit Committee is comprised entirely of outside directors, none of whom is part of management. The Audit Committee's mandate includes: -monitoring audit functions and the preparation of financial statements; -reviewing and monitoring management in carrying out its responsibility to design and implement an effective system of internal controls; -reviewing and approving quarterly financial reports and related press releases; -meeting with the outside auditors independently of management.
14. The Board should implement a system to enable individual directors to engage outside advisors at the Company's expense, in appropriate circumstances, subject to the approval of an appropriate committee.	Yes	Should the need ever arise, the directors have been advised that they may retain outside advisors independent of the Company's regular advisors, subject to the approval of the Audit Committee.

Certificate & Approval

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The contents and the sending of the Notice of Meeting and this Information Circular have been approved by the Board of Directors of the Company.

Dated at Calgary, Alberta, this 15th day of April, 2002.

CERTIFIED CORRECT ON BEHALF OF THE BOARD OF DIRECTORS BY:

Chief Executive Officer

Chief Financial Officer

FORM OF PROXY

Type of Meeting:	Annual & Extraordinary General Meeting (the "Meeting")
Name of Company:	**TransGlobe Energy Corporation**
Meeting Date:	Thursday, May 30, 2002
Meeting Time:	2:30 p.m. (Calgary Time)
Meeting Location:	The Calgary Petroleum Club (Viking A & B Rooms) 319 - 5th Avenue S.W., Calgary, Alberta.

The undersigned shareholder of the Company hereby appoints Ross G. Clarkson, or in his absence, Robert A. Halpin, both directors of the Company, or instead of the foregoing, ______________________ (please print the name) as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the Meeting, or any adjournment thereof.

Resolutions (for full details of each item, please see the accompanying Notice of Annual and Extraordinary General Meeting and Information Circular):

		For	Withhold
1.	To elect Robert A. Halpin as a director	____	____
2.	To elect Ross G. Clarkson as a director	____	____
3.	To elect Lloyd W. Herrick as a director	____	____
4.	To elect Erwin L. Noyes as a director	____	____
5.	To elect Geoffrey C. Chase as a director	____	____
6.	To appoint Deloitte & Touche LLP as auditor of the Company	____	____

		For	Against
7.	To authorize the directors to fix the auditor's remuneration	____	____
8.	To approve the Financing Resolution	____	____
9.	To approve the Authorized Capital Resolution	____	____

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at the Meeting

Please sign: ______________________________ Date: ______________, 2002

This proxy form is not valid unless it is signed and dated. If someone other than the shareholder of the Company signs this proxy form on behalf of the named shareholder of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. *To be presented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours prior to the time of the Meeting. The mailing address of* ***Computershare Trust Company of Canada is 600-530 8th Avenue S.W., Calgary, AB T2P 3S8 and its fax number is (403) 267-6529.***

Notes to Form of Proxy

1. **This Proxy is solicited by the Management of the Company.**

2. (i) **If the registered shareholder wishes to attend the Meeting to vote on the resolutions in person**, please register your attendance with the Company's scrutineers at the Meeting.

   (ii) **If the shareholder has his/her shares registered in the name of a financial institution and wishes to attend the Meeting to vote on the resolutions in person,** please cross off the management appointee name or names, insert the beneficial shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, and have the registered shareholder sign and date and return the proxy form. At the Meeting a vote will be taken on each of the resolutions as set out on this proxy form and the beneficial shareholder's vote will be counted at that time.

3. **If the registered shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person**, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date and return the proxy form. Where no choice on a resolution is specified by the shareholder, this proxy form confers discretionary authority upon the shareholder's appointed proxyholder.

4. **If the registered shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named,** please leave the wording appointing a nominee as shown, sign and date and return the proxy form. Where no choice is specified by a shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted by the person appointed as the nominee in his/her sole discretion sees fit.

6. If the registered shareholder votes on the resolutions and returns the proxy form, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To attend the Meeting, the shareholder must revoke the proxy form by sending a new proxy form with the revised instructions.

Computershare

530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

April 29, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: **TransGlobe Energy Corporation**

We confirm that the following material was sent by pre-paid mail on April 26, 2002, to the registered shareholders of common shares of the subject Corporation:

1. 2001 Annual Report
2. Notice of Meeting
3. Proxy Statement and Information Circular
4. Proxy
5. Proxy Return Envelope

We further confirm that copies of the above mentioned material were sent by courier, together with Supplemental Mail List Cards, on April 26, 2002 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

Kari Begg
Assistant Account Manager
Client Services Stock Transfer
Direct Dial No. (403) 267-6566

cc: TransGlobe Energy Corp.
Attention: Margaret Wardle

DOCUMENTS SUBMITTED:

(1) 2001 Annual Report

(2) Notice of Meeting

(3) Proxy Statement and Information Circular

(4) Proxy

(5) Confirmation of Mailing Letter from Computershare, dated April 29, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: April 29, 2002

By: [signature]
David C. Ferguson
Vice President - Finance & CFO